SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT – FIRST HALF - 2005

To the Shareholders,

We present the Management Report and Financial Statements of Unibanco - União de Bancos Brasileiros S.A and its subsidiary companies for the first half of 2005.

We describe below our main activities and the results achieved during this period. The document also provides performance information for the business units and comments on the main projects and initiatives that have ensured Unibanco’s balanced and sustained growth.

1. Highlights

We would like to take the opportunity to highlight two events of major importance during the period:

Units selected to compose the Ibovespa

The Units (Bovespa: UBBR11) became part of the Bovespa Index (Ibovespa) portfolio on May 2, 2005, with an initial weight of 0.984% . Such weight was increased to 1.061% by August 9. Each Unit represents one preferred share of Unibanco and one preferred share of Unibanco Holdings. The inclusion of the Unit in the Ibovespa was driven by a series of initiatives to foster its liquidity in Brazil.

New Brand

In March, 2005, Unibanco adopted a new marketing positioning and revamped its brand. The internal restructuring conducted in 2004 sought to streamline structures and processes, in the relentless pursuit of synergies and resource optimization. The new marketing positioning follows this path. A simpler, clearer, closer and agile bank – this is where Unibanco plans to direct and sharpen its efforts going forward.

The logo was changed in both form and color. Blue replaces the black and the “link” symbol, a consummate icon of synergy and commitment, was reviewed and updated. The logo itself was only slightly changed, maintaining its original strength.

2. Brazilian Economy

During the first half of 2005, the basic interest rate (Selic), as set by the Central Bank, increased from 17.75% p.a. at the end of 2004 to 19.75% p.a. at the May 2005 meeting. The accrued IPCA (consumer price index) for the first half of the year reached 3.2%, vs. 3.5% for the same period last year. Between January and June, industrial production posted expansion of 5.6% vs. the same period last year. Public accounts maintained their primary surplus, representing an amount equal to 6.4% of GDP during the period.

The real appreciated 11.5% vs. the US dollar during the first half of the year. The trade balance continued to be strong, posting a US$19.7 billion surplus from January to June. During the same period last year, the trade balance posted a US$15.1 billion surplus. In terms of sovereign risk perception, a marginal deterioration occurred: the EMBI-Brazil index reached 411 basis points by the end of the first half of the year, 28 points higher than the figure at the end of 2004.

3. Comments on Performance

Net income for first half 2005 amounted to R$854 million, up 47.0% when compared with the first half 2004. Operating income reached R$1,395 million, 60.0% higher than the first half 2004.

Unibanco paid interest on capital stock, net of income tax, in the amount of R$282.6 million for the first half 2005. This amount is 38.5% higher than in the first half 2004. It is worth mentioning that, since the first quarter 2005, the bank adopted the practice of payment of interest on capital stock on a quarterly basis (please see section 8 – Corporate Governance).

Stockholders’ equity, in June, 2005, amounted to R$8,660 million, up 12.4% from June 2004.

Annualized return on average equity (ROAE) was 21.4% in the first half 2005, whereas in the first half 2004 it was 16.4% .

The efficiency ratio significantly improved from 61.5% in the first half of 2004 to 53.2% in the first half of 2005.

Gross profit from financial intermediation reached R$3,167 million in the first half of the year, up 44.6% from the first half 2004. Such result, before provision for credit losses, was R$3,913 million in the first half 2005.

Fees from services rendered reached R$1,560 million in the first half 2005, at the same level of the first half 2004. Such amount, for the first half 2004, included fees from Credicard and Orbitall. Unibanco sold its equity participation in these companies in the second half of 2004. Excluding the fees from Credicard and Orbitall from the first half 2004, fees from services rendered would have grown by 13.5% in 12 months. Banking fees reached R$884 million in the first half 2005; credit card fees reached R$476 million; and fees from asset management were R$200 million.

Personnel and administrative expenses reached R$2,418 million in the first half 2005, composed of personnel expenses of R$913 million and other administrative expenses of R$1,505 million. Total expenses rose by 1.4%, while inflation for the period, as measured by the IPC-A, reached 7.3% .

4. Assets and Liabilities

Unibanco’s consolidated total assets amounted to R$82,992 million on June 30, 2005, posting a 4% growth Y-o-Y, influenced mostly by the growth in loan portfolio and the decrease of the securities portfolio, the latter as a consequence of marketable securities sales and redemptions at maturity.

The securities portfolio amounted to R$15,980 million in June 30, 2005, of which 50% were classified as trading securities, 23% as available for sale and 27% as held to maturity. Unibanco classifies as held to maturity those securities for which it has the intention and the financial capability to hold in the portfolio until maturity, based on the maturities, interest rates (positive spread) and currency of its liability positions.

The consolidated loan portfolio reached R$35,154 million on June 30, 2005, posting a 17.0% growth over the balance of R$30,045 million of June 30, 2004 (total risk, including co-obligation on credit card customer financing). It is worth mentioning that, in the first half of 2004, it includes Credicard loan portfolio. For better comparison, if the installment credits from Unicard and Fininvest cards are included in the portfolio of June, 2004 and the portfolio of Credicard is excluded, the consolidated loan portfolio would post 21.0% growth Y-o-Y.

The loan portfolio as of June 30, 2005 was comprised of 92.8% Loans rated between AA and C, the lowest risk levels, according to Resolution 2,682. As of the same date, the balance for the consolidated allowance for loan losses reached R$1,739 million, representing 4.9% of the portfolio, while the loans classified between E and H were 4.3% of the portfolio. Coverage ratio of E-H loans by allowance for loan losses stood at 115.0% . Of the allowances, R$412 million were based on more conservative percentages than those required by the regulatory authority.

As of June 30, 2005, Unibanco’s overall funding reached R$100 billion, including R$35,119 million in mutual funds and assets under management. Core deposits (stable, low-cost funding), were up 23.6% Y-o-Y. This growth was influenced by SuperPoupe, a product launched in 2004, that reached a balance of R$2,350 million at the end of June, 2005.

The BIS ratio stood at 16.1% on June 30, 2005, above the 11% minimum required by the Brazilian Central Bank. The issuance of perpetual securities, at the end of July, will increase the ratio to approximately 18%.

5. Business Units

5.1. Retail

Retail businesses serve around 19.3 million customers at Unibanco. The commercial bank serves individuals and small and medium enterprises (SME); Unicard and Hipercard are credit card businesses; Fininvest, PontoCred and LuizaCred are companies that focus on Consumer Finance; and Unibanco Financeira promotes financing of cars and heavy vehicles.

The total individual loan portfolio amounted to R$13,359 million on June 30, 2005. Of this amount, R$2,571 million were comprised of consumer finance companies loans; R$2,881 million were credit card loan portfolio and R$7,907 million were commercial bank and other companies’ loans. The SME segment was restructured in 2004 and Retail became responsible for coordinating the activities related to companies with up to R$150 million revenues per year. The SME loan portfolio reached R$6,414 million at the end of first half 2005.

Unibanco and its subsidiary and affiliated companies, Fininvest, LuizaCred, PontoCred and Tecban (Banco 24 Horas), ended the first half 2005 with a network of 16,923 service outlets: 1,270 branches and corporate-site branches; 258 Fininvest stores; 12,117 Fininvest points-of-sale (retailers); 335 LuizaCred stores; 340 PontoCred stores; and 2,603 Banco 24 Horas sites.

The Consumer Credit Companies

As part of the Retail structure, Unibanco’s Consumer Credit Companies are present in the credit card and consumer finance segments. In the credit card segment, Unibanco is present by means of Unicard, Hipercard and Redecard. In the consumer finance segment, Unibanco acts through Fininvest, PontoCred (partnership established with Globex, parent company of the Ponto Frio department store chain), LuizaCred (partnership with Magazine Luiza department store chain) and Sonaecred (partnership with Sonae Distribuição Brasil chain).

Unicard Banco Múltiplo S.A. issued 1.5 million new cards in the first half of 2005. The loan portfolio reached R$1,756 million at period-end. New alliances in the co-branded segment were developed, helping consolidate its market position in this segment.

Hipercard, the credit card business originated from Bompreço supermarket chain and acquired by Unibanco in March, 2004, ended the first half 2005 with R$1,125 million loan portfolio. The company is present in the Northeast, South and Southeast regions of the country, and acts as acquirer, issuer and processor of its cards. In the first half of the year, it has started to follow a new marketing positioning, with a new brand and a renewed product offer for its target clientele.

In the first half 2005, Fininvest generated equity income in the amount of R$99 million, an 8.8% growth Y-o-Y. The company had, in June 30, 2005: R$1,957 million in load portfolio; 258 stores and points-of-sale in excess of 12 thousand. During the period, 32 new partnerships were established in the private label segment.

5.2. Wholesale

With a strategy that blends regional knowledge and industry-specific expertise, focused on a long-term relationship, the Wholesale segment serves companies with annual sales greater than R$ 150 million and institutional investors. It has consistently ranked among the industry leaders in mergers and acquisitions, project finance, and fixed income and equity markets.

During the first half 2005, Unibanco:

• Released R$1.1 billion as financial agent for the BNDES (National Economic and Social Development Bank), of which R$708 million in 2Q05, reaching 3rd place in the BNDES ranking, with 9.6% market share.

• Ranked 2nd in the BNDES-exim type, with releases in the amount of R$602 million and 21.7% market share.

• Stood out in the debt securities market, as coordinator of eight debenture issues (Cadip, Ampla, Sabesp, Votorantim Finanças, Tractebel, Coelba, Telemar, Vicunha Siderurgia, Eletropaulo and Copel), in a total amount of R$6.7 billion. According to the Anbid (National Association of Investment Banks) , Unibanco ranks 3rd in debenture origination and distribution in 2005.

• Was the 2nd most active bank at Cetip (Custody and Settlement), in the derivatives market, with portfolio positions of R$2.34 billion, strengthening its position among the most active banks in swap transactions.

• Reached US$1.8 billion balance of foreign trade financing from import and export transactions, as well as international guaranties, yielding a growth of approximately 18% vs. the first half 2004.

• In project finance, issued convertible debentures for a total of R$255 million for an 11-year term. Proceeeds will be directed to build the Fundo and Santa Clara hydroelectric complex, which will result in 250 MW installed power for Elejor (a Copel subsidiary).

• Was the leading coordinator of the secondary public offering of 45.9 million Unibanco Units, owned by Commerzbank and BNL. The transaction amounted to R$718 million. Unibanco was also coordinator in the offering of ALL (América Latina Logstica) Units, in the amount of approximately R$573 million.

• Advised Embraer in the acquisition of Ogma S/A, an aircraft component maintenance and repair company controlled by the Portuguese government.

• Structured a revolving credit facility for a total of US$ 100 million for Odebrecht Overseas Ltd, acting as one of the Leading Coordinators as well as Administrative Agent. A syndicated import note facility operation of US$125 million was also completed for Braskem; Unibanco acted as joint arranger.

5.3. Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net earnings of R$160 million in the first half 2005, posting 8.1% growth over the same period of last year.

Consolidated revenues for insurance and private pension plans amounted to R$2,211 million in the first half 2005.

Unibanco’s insurance and pension plan companies ranked fourth in consolidated terms, according to SUSEP (Private Insurance Regulatory Body), ANAPP (National Association of Private Pension Funds) and ANS (National Supplementary Health Agency), with 8.1% market share (May, 2005).

The company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, international transportation, and extended warranty segments, according to the latest industry data released by SUSEP (as of May 2005).

Insurance and private pension consolidated technical reserves amounted to R$6,272 million at the end of the first half 2005, increasing 29.4% from the first half 2004.

Insurance

Insurance net premiums written reached R$1,557 million in the first half 2005, up 13.0% from the first half 2004.

The combined ratio, which measures the operational efficiency of insurance companies, was 99.2% in the first half 2005. The same ratio, in the extended concept, which includes financial revenues, reached 85.7% .

Private Pension Plans

Unibanco AIG Previdência posted net earnings of R$37 million in the first half 2005. Revenues in the period reached R$654 million.

The company’s technical reserves amounted to R$4,839 million at the end of the first half 2005, while in June 2004, they stood at R$3,770 million.

5.4. Wealth Management

The subsidiary company Unibanco Asset Management (UAM) ended June, 2005 with R$35,119 million in assets under management, up 15.1% Y-o-Y.

For the third consecutive year, Unibanco Asset Management received the “Top Gestão de Renda Variável”, an award created exclusively in Brazil, by Standard & Poor’s, for Valor Investe magazine, and published by the Valor Econômico newspaper. This award is given to asset managers that post the most consistent results compared with their peers. The selection combines qualitative and quantitative criteria, on a triennial basis.

Standard & Poor’s Ratings Services reaffirmed, on July 20, 2005, the ‘AMP1’ rating (very sound), reflecting the quality of Unibanco Asset Management – Banco de Investimentos S.A. practices in managing third parties' funds.

In the industry Global Ranking, published by Anbid, Private Bank assets under management, in June, 2005, were up 21.4% from December, 2004. Unibanco’s Private Bank holds the 2nd position, with 10.2% market share in June, 2005.

6. Human Resources

Unibanco, whose total staff was 26,999 professionals, invested approximately R$ 11.0 million in the first half of 2005 in various training and development activities, including MBA programs in Brazil and abroad, and the courses “Providing Service with Excellence” and “People Management”.

The objective of the “Providing Service with Excellence” program was to upgrade customer service practices of the Branch and Corporate Site Branch Network. In the first half 2005, 5,429 employees underwent training. The purpose of this program is to train the entire customer service network by October 2005, increasingly aligning people with Unibanco’s new positioning and profile of activity.

In February 2005, the bank started Module III of the People Management Program, as part of the ongoing development process for our leaderships. Its key objective is to develop critical success factors and to spur teams to pursue the defined strategies.

Instituted in the first quarter 2005, the Extrajudicial Conciliation Commission has the purpose of reducing the number of labor lawsuits and, consequently, of the liabilities related to them, enabling former employees to communicate directly to the Organization and union representatives. Up to June 2005, approximately 100 agreements with unions had been signed in several areas of the country.

7. Corporate Risk Management

In line with the best international practices, Unibanco has an independent and integrated area, reporting to the Executive Vice-President responsible for Legal, Internal Auditing, Risk Management and Institutional Relations.

Therefore, market and liquidity risk management is carried out by the daily monitoring of the levels of exposure to risks vs. the established limits, using tools such as VaR, sensitivity analysis and stress testing.

The credit risk management aims to provide support to strategy definition, as well as setting limits and anticipating trends, and evaluating the efficacy of the credit policy.

Operating risk management is performed by the use of self-evaluation tools, monitoring of processes and services, and the quantitative measurement of operating losses, thus enabling a sound culture of monitoring and mitigating operating risks.

Through a proprietary calculation methodology and the allocation of economic capital, the area consolidates risks and helps to optimize the Conglomerate’s risk/return ratio.

8. Corporate Governance

The best corporate governance practices have long been present in Unibanco’s day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with the basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act with agility whenever required by scenario changes.

Quarterly Dividends

Since the first quarter 2005, Unibanco has been distributing quarterly dividends. The first two quarterly payments took place on April 29 and July 29, 2005. The next quarterly payments for 2005 are scheduled to take place at the end of October, 2005 and January, 2006.

The net amount of interest on capital stock for the first quarter 2005, added to the 2Q05 payment, and to the complimentary payment relative to the first half 2005, was of R$282.6 million, an increase of 38.5% compared to the same period of last year.

Unibanco’s distribution policy establishes a minimum payment of 35% of the annual net income, after legal reserves.

Proposed Global Public Offering of Units and GDSs

On July 15, Unibanco and Unibanco Holdings filed registration statements in Brazil and in the United States for a global public offering of the equity interests in Unibanco and Unibanco Holdings held by Caixa Geral de Depósitos (CGD). The offering will consist of Units (Bovespa: UBBR11) and Global Depositary Shares (NYSE: UBB).

Following the offering, Unibanco and CGD will maintain their current commercial relationship and cooperate in developing Unibanco's business in Portugal and CGD's business in Brazil.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the first half 2005, Unibanco paid professional services other than independent auditing from PricewaterhouseCoopers Auditores Independentes for a total of R$1,743 thousand, or approximately 40% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period. Such value refers to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by September 2005.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined and previously approved by that body, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and the procedures.

9. Unibanco’s Stock

The Unit is a member of the following Bovespa indices (weights as of August 9):

  Ibovespa, 1.061% weight;
  IBrX-50, 2.999% weight;
  IBrX-100, 2.661% weight;
  IGC, 4.628% weight.

Stock Trading

At Bovespa, the Units’ Average Daily Trading Volume (ADTV) in the first half 2005 stood at R$18.1 million, up 361% Y-o-Y. GDSs’ ADTV at the New York Stock Exchange (NYSE) exceeded US$18 million for the same period.

10. Subsequent Event – Perpetual Securities

In July, 2005, Unibanco issued a perpetual bond in the total amount of US$500 million, which a coupom of 8.70% per annum. The Securities received a rating of Ba2 by Moody's Investors Service, Inc. Approximately 875 investors took part in the book, mainly from the Asian and private banking markets, thus expanding Unibanco's breadth of offerings in the international capital markets and its investor base, while further solidifying Unibanco's funding sources.

11. Social Responsibility

Unibanco Institute

For the Unibanco Institute, the first half 2005 was a period of major achievements and progress. Alliances for the execution of the following projects were renewed: From the Streets into Companies (Municipal Bureau of Social Welfare of Rio de Janeiro and Life, an NGO); Arts and Crafts Area (Rio de Janeiro City Council and Aplauso Rio, an NGO); Citizenship Training (the Carpe Diem Association); Basic Training for Senior Citizen Caretakers (SEADS); Solidary Literacy (with an NGO of the same name); Apprentice Studio (with CIPO, an NGO), “Se Liga e Acelera” (EDH – Lide); Preparation for Work Program (Solidary Training). All the projects are of an educational nature and directed to low income youngsters, with the purpose of educating them and of including them in society.

Besides the projects already listed, which will help hundreds of people, the Unibanco Institute stood out, in the first half of this year, for certain activities of an ad hoc nature, the key example of which is fund raising among Unibanco employees, clients, partners and suppliers in support of Sri Lanka orphans, following the tsunami tragedy that devastated part of Asia in December 2004.

During the period, we also highlight the growth of the Unibanco Institute’s own projects: the “Centro de Estudos” (Study Center), where several activities directed at youngsters from Distrito Raposo Tavares are developed; and the successful “Junior Achievement” Program that, in its fourth year of partnership, reaches approximately 4,500 students of the official educational system countrywide. Junior Achievement relies on 400 volunteers from Unibanco.

Moreira Salles Institute

Created in 1990, The Moreira Salles Institute is a non-profit organization committed to the dissemination of Brazilian culture and, above all, to the preservation of its memory, developing its own projects in the areas of photography, literature, cinema, music and visual arts.

The main highlights of the Moreira Salles Institute during the first half of 2005 were:

• More than 33 thousand visitors to the 18 exhibitions offered during the period.
• 184 guided tours for 8,473 students at these exhibitions.
• 52 art education activities, movie and theater sessions provided by the institute for children and teenagers.
• More than 1.5 million attendees at the movie theatre sessions in the Espaço Unibanco/Unibanco Arteplex chain of theaters.

12. Final Comments

We remain fully committed to our objective of maintaining ongoing and balanced corporate growth, and we thank our customers for their trust and loyalty. We also thank our shareholders for their support and trust in our management, and our employees, who have contributed so much to the substantial development that Unibanco has enjoyed.

São Paulo, August, 2005

The Board of Directors
The Board of Officers

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1
We have audited the accompanying balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and the consolidated balance sheets of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries (Unibanco Consolidated) as of June 30, 2005 and 2004, and the statements of income, of changes in stockholders’ equity and of changes in financial position, as well as the related consolidated statements of income and of changes in financial position for the six-month periods then ended. These financial statements are the responsibility of the Unibanco’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of Unibanco and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management of Unibanco and its subsidiaries as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco and Unibanco Consolidated at June 30, 2005 and 2004 and the results of operations, the changes in stockholders’ equity and the changes in financial position, as well as the consolidated results of operations and changes in financial position for the six-month periods then ended, in conformity with accounting practices adopted in Brazil.

4
Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented in note 21 for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, August 10, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

SUMMARY OF THE AUDIT COMMITTEE’S REPORT

Summary of the Audit Committee’s Report

The Audit Committee’s chief objective is to independently evaluate and monitor compliance with legal norms and regulations, as well as with the Conglomerate’s rules, policies and internal codes, transparency of the Financial Statements, Internal Control quality and internal and external audits, in according to its Internal Bylaws available on website: http://ri.unibanco.com.br/por/gov/reg/index.asp.

The Management is responsible for the preparation and integrity of the Conglomerate’s financial statements, elaborated in the legal statement, as well as for maintaining internal controls. The independent auditors are responsible for planning and carrying out a full audit, including auditing the Conglomerate’s consolidated financial statements, as well as for other procedures, such as limited reviews of quarterly financial statements.

The Audit Committee, in addition to the diligence and precautions adopted in the exercise of its mission, has met, with the independent auditors, the internal auditors and the management.

During the half-year ended in June 30, 2005, among the many activities carried out by the Committee, the following stand out:

a.	Discussion and evaluating the auditing process carried out by the Internal Auditors;

b.
Discussion and evaluating the independence policies of the Independent Auditors and monitoring compliance with them, so as to ensure that they are adequate with respect to the main requirements of regulators authorities;

c.
Understanding and evaluating the Independent Auditors’ work plan, the levels of materiality and the areas of risk identified by them, as well as their satisfaction in obtaining evidence about the Conglomerate’s main operations;

d.
Understanding of audit finding and audit recommendation contained of the Independent Auditors letter of recommendation of Internal Control. Resulting of that, the Management is monitoring and adopted the necessary procedures;

e.	Evaluating the Conglomerate’s degree of adaptation to the U.S. rules, in particular the requirements of Section 404 of the Sarbanes-Oxley Act;

f.	Implementing a process for monitoring the systems of internal control, risk management and fraud identification as an ongoing Committee activity;

g.	Monitoring the process of preparing the Conglomerate’s financial statements, related of the half-year ended on June 30, 2005 and discussion with independent auditor and managers;

h.	Evaluation of independent auditors, concluding for their reappointment, considering discussion of the process of assessment of the internal auditors.

The Audit Committee met with the Independent Auditors and was informed of their opinion issued in connection with the half-year ended on June 30, 2005, and found the information and clarifications submitted to be satisfactory.

Based on the aforementioned reviews and discussions, the Audit Committee recommends to the Board of Directors that the audited financial statements for the half-year ended on June 30, 2005, be approved.

São Paulo, August 10, 2005

     Gabriel Jorge Ferreira
Chairman of the Audit Committee

Eduardo Augusto de Almeida Guimarães	Guy Almeida Andrade
Member of the Audit Committee	Member of the Audit Committee

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30,
Amounts expressed in thousands of Reais

		Unibanco	Unibanco Consolidated

ASSETS	2005	2004	2005	2004

CURRENT ASSETS	47,702,855	44,967,936	59,736,623	57,509,605

CASH AND DUE FROM BANKS	884,206	814,854	1,080,602	1,038,977

SHORT-TERM INTERBANK INVESTMENTS	17,246,921	16,274,346	12,545,561	13,997,163
Securities purchased under resale agreements	9,938,011	10,373,679	9,932,212	10,359,392
Interbank deposits	7,260,304	5,741,810	2,564,743	3,458,055
Foreign currency investments	48,606	158,857	48,606	179,716

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 4)	4,217,475	6,920,919	11,141,937	13,258,316
Own portfolio	2,858,645	3,490,909	9,517,980	9,257,119
Subject to repurchase commitments	367,473	233,802	389,052	280,127
Pledged with Brazilian Central Bank	80,992	2,475,737	83,350	2,635,330
Pledged under guarantees rendered	160,383	393,954	539,471	784,100
Unrestricted notes	85	-	85	-
Derivative financial instruments (Note 20(d))	749,897	326,517	611,999	301,640

INTERBANK ACCOUNTS	5,473,872	4,548,620	5,682,016	4,823,025
Payments and receipts pending settlement	657,828	640,504	709,279	665,167
Compulsory deposits:
- Brazilian Central Bank	4,777,709	3,904,333	4,930,377	4,149,232
- National Housing System - SFH	1,361	1,621	1,361	1,621
Correspondent banks	36,974	2,162	40,999	7,005

INTERDEPARTMENTAL ACCOUNTS	25,466	97,307	25,891	97,757
Third-party funds in transit	191	145	191	567
Internal transfers of funds	25,275	97,162	25,700	97,190

LENDING OPERATIONS	14,351,876	11,914,140	20,491,014	17,397,974
Lending operations: (Nota 5(a))
- Public sector	424,274	295,698	424,274	295,698
- Private sector	14,803,169	12,216,923	21,394,538	18,317,168
Allowance for losses on lending (Note 5(d))	(875,567)	(598,481)	(1,327,798)	(1,214,892)

LEASING OPERATIONS	-	-	385,418	278,604
Leasing operations: (Note 5(a))
- Private sector	-	-	392,686	283,214
Allowance for losses on leasing (Note 5(d))	-	-	(7,268)	(4,610)

OTHER CREDITS	5,286,061	4,184,358	7,757,438	6,178,596
Foreign exchange portfolio (Note 6(a))	3,769,674	2,983,179	3,769,674	3,150,430
Income receivable	117,744	297,694	118,435	121,884
Negotiation and intermediation of securities	68	221,087	112,608	115,027
Deferred tax (Note 17(a))	574,297	433,743	961,522	993,571
Sundry (Note 7)	870,352	272,092	2,849,193	1,825,863
Allowance for losses on other credits (Note 5(d))	(46,074)	(23,437)	(53,994)	(28,179)

OTHER ASSETS	216,978	213,392	626,746	439,193
Other assets	81,410	68,439	161,348	194,116
Allowance for losses on other assets	(20,773)	(20,516)	(46,987)	(54,775)
Prepaid expenses	156,341	165,469	512,385	299,852

		Unibanco	Unibanco Consolidated

ASSETS	2005	2004	2005	2004

LONG-TERM ASSETS	18,392,848	14,654,559	20,516,612	18,749,668

INTERBANK INVESTMENTS	628,088	91,975	189,422	91,975
Interbank deposits	628,088	91,975	189,422	91,975

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 4)	6,838,952	4,947,922	5,720,494	5,687,253
Own portfolio	3,036,592	2,851,998	3,259,304	3,581,961
Subject to repurchase commitments	3,124,258	1,355,125	1,743,538	1,355,125
Pledged with Brazilian Central Bank	16,347	312,924	26,899	313,164
Pledged under guarantees rendered	408,398	372,424	420,514	381,453
Derivative financial instruments (Note 20(d))	253,357	55,451	270,239	55,550

INTERBANK ACCOUNTS	47,680	44,438	47,680	44,438
Compulsory deposits:
- National Housing System - SFH	47,680	44,438	47,680	44,438

LENDING OPERATIONS	7,876,216	6,804,434	8,754,926	7,658,560
Lending operations: (Note 5(a))
- Public sector	261,763	332,712	261,763	332,712
- Private sector	7,918,797	6,740,837	8,823,203	7,613,041
Allowance for losses on lending (Note 5 (d))	(304,344)	(269,115)	(330,040)	(287,193)

LEASING OPERATIONS	-	-	315,333	246,961
Leasing operations: (Note 5 (a))
- Private sector	-	-	322,053	251,065
Allowance for losses on leasing (Note 5(d))	-	-	(6,720)	(4,104)

OTHER CREDITS	2,914,606	2,725,632	5,370,035	4,956,905
Receivables on guarantees honored	29,813	1,197	29,813	1,734
Foreign exchange portfolio	-	463	-	463
Income receivable	1,906	2,827	1,906	3,669
Negotiation and intermediation of securities	-	-	3,037	2,141
Deferred tax (Note 17(a))	953,350	928,674	1,909,325	1,807,671
Sundry (Note 7)	1,934,957	1,794,103	3,439,549	3,147,424
Allowance for losses on other credits (Note 5(d))	(5,420)	(1,632)	(13,595)	(6,197)

OTHER ASSETS	87,306	40,158	118,722	63,576
Prepaid expenses	87,306	40,158	118,722	63,576

PERMANENT ASSETS	5,920,460	6,658,258	2,739,086	3,511,479

INVESTMENTS	5,193,606	5,908,526	1,235,148	1,849,593
Investments in associated companies (Note 9(a))	4,763,543	4,646,657	204,436	49,221
-Local	3,772,984	3,559,415	204,436	49,221
-Foreign	990,559	1,087,242	-	-
Goodwill on acquisitions of subsidiary companies	397,970	1,228,251	869,955	1,633,512
Other investments	62,842	64,402	223,577	230,506
Allowance for losses	(30,749)	(30,784)	(62,820)	(63,646)

FIXED ASSETS	332,626	348,289	816,448	956,229
Land and buildings in use	167,746	166,139	565,934	652,203
Other fixed assets	796,066	737,452	1,307,946	1,328,814
Accumulated depreciation	(631,186)	(555,302)	(1,057,432)	(1,024,788)

DEFERRED CHARGES	394,228	401,443	687,490	705,657
Organization and expansion costs	859,062	762,544	1,350,859	1,371,135
Accumulated amortization	(464,834)	(361,101)	(663,369)	(665,478)

T O T A L	72,016,163	66,280,753	82,992,321	79,770,752

		UNIBANCO	UNIBANCO CONSOLIDATED

LIABILITIES	2005	2004	2005	2004

CURRENT LIABILITIES	37,024,862	40,827,003	45,861,583	49,987,133

DEPOSITS	20,202,321	19,656,851	20,786,403	21,202,344
Demand deposits	3,200,787	2,919,376	3,546,650	2,953,415
Savings deposits	5,161,290	5,359,591	5,635,233	5,971,098
Interbank deposits	747,265	534,638	71,225	144,260
Time deposits	11,092,842	10,843,246	11,533,158	12,133,571
Other deposits	137	-	137	-

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,577,698	10,555,995	6,469,686	10,153,762
Own portfolio	3,320,495	1,556,192	3,336,258	1,603,234
Third parties portfolio	2,944,853	5,799,551	2,839,280	5,364,505
Unrestricted portfolio	312,350	3,200,252	294,148	3,186,023

RESOURCES FROM SECURITIES ISSUED (Note 10)	1,103,486	1,617,818	1,000,874	1,904,761
Mortgage notes	223,430	617,976	254,677	633,538
Securities abroad	880,056	999,842	746,197	1,271,223

INTERBANK ACCOUNTS	626,567	567,673	684,378	595,579
Receipts and payments pending settlement	616,851	541,239	678,739	585,394
Correspondent banks	9,716	26,434	5,639	10,185

INTERDEPARTMENTAL ACCOUNTS	332,869	506,323	333,092	508,528
Third-party funds in transit	310,841	506,311	310,905	508,342
Internal transfers of funds	22,028	12	22,187	186

BORROWINGS (Note 11)	2,343,931	3,487,438	2,412,263	3,905,134
Borrowings in Brazil - governmental agencies	294	349	294	349
Borrowings in Brazil - other institutions	-	-	131,317	190,022
Foreign borrowings	2,343,637	3,487,089	2,280,652	3,714,763

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 11)	1,381,105	1,401,633	1,761,785	1,773,749
BNDES (National Economic Development Bank)	601,641	651,442	601,641	675,128
FINAME (National Industrial Financing Authority)	752,937	729,271	1,133,617	1,077,701
Other	26,527	20,920	26,527	20,920

FOREIGN ONLENDINGS (Note 11)	43,778	72,921	43,778	79,113
Foreign onlendings	43,778	72,921	43,778	79,113

DERIVATIVE FINANCIAL INSTRUMENTS (Note 20 (d))	293,030	217,748	279,589	188,422
Derivative financial instruments	293,030	217,748	279,589	188,422

OTHER LIABILITIES	4,120,077	2,742,603	12,089,735	9,675,741
Collection of taxes and social contributions	256,916	267,894	307,171	275,465
Foreign exchange portfolio (Note 6(a))	2,453,594	1,153,850	2,453,594	1,162,594
Social and statutory	364,632	259,178	406,150	426,196
Taxes and social security	227,836	135,051	485,684	423,229
Negotiation and intermediation of securities	1,398	33,580	231,150	273,619
Accounts payable for purchase of assets	2,800	41,598	2,906	42,309
Technical provisions for insurance and capitalization plans (Note 13(a))	-	-	4,661,111	3,387,510
Subordinated debt (Note 13(b))	80,799	11,837	80,597	12,365
Sundry (Note 13(c))	732,102	839,615	3,461,372	3,672,454

		UNIBANCO	UNIBANCO CONSOLIDATED

LIABILITIES	2005	2004	2005	2004

LONG-TERM LIABILITIES	26,319,872	17,723,015	27,667,369	21,217,262

DEPOSITS	16,632,829	8,004,755	14,069,362	8,126,023
Interbank deposits	1,753,508	45,012	40,268	49,523
Time deposits	14,879,321	7,959,743	14,029,094	8,076,500

RESOURCES FROM SECURITIES ISSUED (Note 10)	538,868	448,082	482,302	452,265
Mortgage notes	2,554	-	2,554	-
Securities abroad	536,314	448,082	479,748	452,265

BORROWINGS (Note 11)	379,750	542,743	277,639	462,323
Borrowings in Brazil - governmental agencies	761	781	761	781
Borrowings in Brazil - other agencies	-	-	6,497	-
Foreign borrowings	378,989	541,962	270,381	461,542

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 11)	3,186,465	2,922,080	3,625,269	3,332,150
BNDES (National Economic Development Bank)	1,987,927	2,071,911	1,987,927	2,116,303
FINAME (National Industrial Financing Authority)	1,064,201	722,231	1,503,005	1,087,909
Other	134,337	127,938	134,337	127,938

FOREIGN ONLENDINGS (Note 11)	113,513	184,986	113,513	184,986
Foreign onlendings	113,513	184,986	113,513	184,986

DERIVATIVE FINANCIAL INSTRUMENTS (Note 20(d))	251,043	77,016	221,395	75,575
Derivative financial instruments	251,043	77,016	221,395	75,575

OTHER LIABILITIES	5,217,404	5,543,353	8,877,889	8,583,940
Taxes and social security	737,571	255,269	1,652,717	1,011,105
Negotiation and intermediation of securities	-	-	33,913	-
Accounts payable for purchase of assets	1,190	3,647	1,190	3,647
Technical provisions for retirement plans (Note 13(a))	-	-	2,013,557	1,675,013
Subordinated debt (Note 13(b))	1,693,405	1,573,938	1,689,863	1,665,585
Sundry (Note 13(c))	2,785,238	3,710,499	3,486,649	4,228,590

DEFERRED INCOME	11,729	26,346	110,695	94,626
Deferred income	11,729	26,346	110,695	94,626

MINORITY INTEREST	-	-	692,974	767,342

STOCKHOLDERS' EQUITY (Note 15)	8,659,700	7,704,389	8,659,700	7,704,389
Capital:	5,000,000	5,000,000	5,000,000	5,000,000
- Local residents	3,504,020	3,482,339	3,504,020	3,482,339
- Foreign residents	1,495,980	1,517,661	1,495,980	1,517,661
Capital reserves	159,659	158,685	159,659	158,685
Revaluation reserve on subsidiaries	5,613	9,807	5,613	9,807
Revenue reserves	3,591,518	2,683,579	3,591,518	2,683,579
Unrealized gains and losses - marketable securities
and derivative financial instruments	(46,828)	(96,259)	(46,828)	(96,259)
Treasury stock	(50,262)	(51,423)	(50,262)	(51,423)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	9,352,674	8,471,731

T O T A L	72,016,163	66,280,753	82,992,321	79,770,752

The accompanying notes are an integral part of these financial statements.

		UNIBANCO	UNIBANCO CONSOLIDATED

	2005	2004	2005	2004

REVENUE FROM FINANCIAL INTERMEDIATION	5,410,755	4,172,014	7,186,340	6,074,270
Lending operations	2,556,668	2,389,498	4,213,814	3,879,490
Leasing operations	-	-	64,933	54,290
Marketable securities	2,104,234	1,679,173	1,707,951	1,623,642
Financial results from insurance, pension plans and
annuity products	-	-	500,102	413,600
Derivative financial instruments	471,538	(84,713)	420,288	(85,832)
Compulsory deposits	278,315	188,056	279,252	189,080

EXPENSES ON FINANCIAL INTERMEDIATION	(3,473,358)	(3,046,261)	(4,018,862)	(3,884,133)
Deposits and securities sold	(2,945,779)	(2,404,202)	(2,712,643)	(2,556,782)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	-	-	(308,954)	(252,132)
Borrowings and onlendings	(9,350)	(533,093)	(55,260)	(580,866)
Foreign exchange transactions	(198,121)	133,695	(196,697)	135,086
Provision for credit losses	(320,108)	(242,661)	(745,308)	(629,439)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,937,397	1,125,753	3,167,478	2,190,137

OTHER OPERATING INCOME (EXPENSES)	(673,026)	(520,959)	(1,772,594)	(1,318,727)
Services rendered	809,018	766,051	1,559,837	1,560,676
Insurance, annuity products and retirement plans premiums	-	-	1,874,289	1,735,514
Changes in technical provision for insurance,
annuity products and retirement plans	-	-	(654,640)	(603,430)
Insurance claims	-	-	(462,808)	(470,134)
Private retirement plans benefit expenses	-	-	(356,003)	(255,563)
Selling, other insurance and private retirement
plans expenses	-	-	(106,539)	(130,470)
Credit card selling expenses	-	-	(137,751)	(156,994)
Salaries, benefits, training and social security	(716,126)	(689,008)	(913,130)	(943,128)
Other administrative expenses	(778,556)	(772,794)	(1,504,995)	(1,442,073)
Financial transaction and other taxes	(231,064)	(126,806)	(493,253)	(330,841)
Equity in the results of associated companies	495,469	468,701	14,887	4,979
Other operating income (Note 16(a))	224,600	174,075	234,681	246,288
Other operating expenses (Note 16(b))	(476,367)	(341,178)	(827,169)	(533,551)

OPERATING INCOME	1,264,371	604,794	1,394,884	871,410

NON-OPERATING INCOME (EXPENSE)	(14,200)	(13,520)	9,164	6,315

INCOME BEFORE TAXES AND PROFIT SHARING	1,250,171	591,274	1,404,048	877,725

INCOME TAX AND SOCIAL CONTRIBUTION (Note 17(b))	(245,079)	75,436	(293,711)	(97,384)
Provision for income tax	(108,461)	(301)	(239,643)	(130,349)
Provision for social contribution	(44,894)	(202)	(93,237)	(45,539)
Deferred tax asset change	(91,724)	75,939	39,169	78,504

PROFIT SHARING	(150,868)	(85,949)	(184,852)	(125,732)
Management	(2,537)	(2,510)	(2,562)	(2,510)
Employees	(148,331)	(83,439)	(182,290)	(123,222)

EXTRAORDINARY ITEMS (Note 9(a) 13)	-	-	503	-

INCOME BEFORE MINORITY INTEREST	854,224	580,761	925,988	654,609

MINORITY INTEREST	-	-	(71,764)	(73,848)

NET INCOME FOR THE PERIOD	854,224	580,761	854,224	580,761

Number of outstanding shares (Note 15a)	1,396,772,710	1,396,114,220
Net income per share: R$	0.61	0.42
Net equity per share:R$	6.20	5.52

The accompanying notes are an integral part of these financial statements.

							Revenue reserves	Unrealized gain and losses -marketable securities and derivative financial instruments

			Revaluation reserve on subsidiaries			Statutory

		Capital reserve			Special dividends reserve	Other statutory reserves	Retained earnings		Treasury stock	Retained earnings
	Capital			Legal							Total

At January 1, 2004 (Note 15)	3,690,602	158,473	7,991	326,949	63,898	3,009,186	250,000	(219,080)	(132,123)	-	7,155,896
Prior year adjustments	-	-	-	-	-	-	-	-	-	2,192	2,192
Capital increase with reserves	1,309,398	-	-	-	-	(1,059,398)	(250,000)	-	-	-	-
Exchange stock option program (see Note 9(4))	-	-	-	-	-	-	-	-	80,700	-	80,700
Realization of revaluation reserve of fixed
assets in subsidiary companies	-	-	1,816	-	-	-	-	-	-	-	1,816
Restatement of exchange membership certificates	-	212	-	-	-	-	-	-	-	-	212
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	122,821	-	-	122,821
Net income for the period	-	-	-	-	-	-	-	-	-	580,761	580,761
Constitution of reserves	-	-	-	29,038	-	313,906	-	-	-	(342,944)	-
Interest on own capital	-	-	-	-	-	-	-	-	-	(240,009)	(240,009)
At June 30, 2004	5,000,000	158,685	9,807	355,987	63,898	2,263,694	-	(96,259)	(51,423)	-	7,704,389

At January 1, 2005 (Note 15)	5,000,000	158,894	7,492	391,109	63,898	2,620,273	-	(83,860)	(51,423)	-	8,106,383
Purchase of treasury stocks, net	-	344	-	-	-	-	-	-	1,161	-	1,505
Prior year adjustments	-	-	-	-	-	-	-	-	-	(5,486)	(5,486)
Transfer of reserves	-	-	-	-	-	(5,486)	-	-	-	5,486	-
Revaluation reserve of subdidiary companies	-	-	(1,879)	-	-	-	-	-	-	-	(1,879)
Restatement of exchange membership certificates	-	421	-	-	-	-	-	-	-	-	421
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	37,032	-	-	37,032
Net income for the period	-	-	-	-	-	-	-	-	-	854,224	854,224
Constitution of reserves	-	-	-	42,711	-	479,013	-	-	-	(521,724)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(332,500)	(332,500)
At June 30, 2005	5,000,000	159,659	5,613	433,820	63,898	3,093,800	-	(46,828)	(50,262)	-	8,659,700

DIVIDENDS AND INTEREST ON OWN CAPITAL PER SHARE OF CAPITAL (Note 15b)

	2005	2004

On common shares: R$	0.2466	0.1656
On preferred shares: R$	0.2712	0.1822

The accompanying notes are an integral part of these financial statements.

		UNIBANCO	UNIBANCO CONSOLIDATED

	2005	2004	2005	2004

FINANCIAL RESOURCES PROVIDED BY:	7,630,434	8,061,375	7,395,507	11,700,004

NET INCOME FOR THE SIX-MONTH PERIOD	854,224	580,761	854,224	580,761

ADJUSTMENTS TO NET INCOME	(175,626)	(433,815)	404,618	148,593
Depreciation and amortization	109,475	106,761	208,441	191,770
Amortization of goodwill on acquired subsidiaries	24,885	57,034	51,556	62,834
Exchange losses (gains) on foreign investments	181,252	(124,885)	149,407	(105,151)
Provision for losses on investments	(31)	-	4,060	1,160
Equity in the results of subsidiary and associated companies	(495,469)	(468,701)	(14,887)	(4,979)
Reversal of provision for other assets losses	4,262	(4,024)	6,041	2,959

ACQUISITION (SALE) OF OWN STOCK	1,505	-	1,505	-

THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	4,638,598	7,065,132	4,413,732	10,831,250
Deposits	2,835,669	1,961,600	1,325,345	3,971,748
Securities sold under repurchase agreements	-	3,280,359	-	2,969,774
Resources from securities issued	15,036	-	-	-
Interbank and interdepartmental accounts	541,172	652,098	608,296	710,003
Borrowings and onlendings	-	-	-	308,665
Derivative financial instruments	205,284	-	231,554	10,951
Other liabilities	1,041,437	1,171,075	2,248,537	2,860,109

DECREASE IN ASSETS	1,903,637	-	1,641,857	-
Interbank investments	1,903,637	-	1,641,857	-

SALE OF ASSETS AND INVESTMENTS	246,660	303,430	79,571	138,750
Foreclosed assets	8,201	28,541	31,353	78,550
Investments	236,077	260,922	18,133	-
Fixed assets	2,382	13,967	30,085	60,200

DIVIDENDS AND INTEREST ON OWN CAPITAL
RECEIVED/PROPOSED FROM SUBSIDIARY
AND ASSOCIATED COMPANIES	161,435	545,867	-	650

		UNIBANCO	UNIBANCO CONSOLIDATED

	2005	2004	2005	2004

FINANCIAL RESOURCES USED FOR:	8,075,343	8,094,744	7,876,169	11,744,328

DIVIDENDS AND INTEREST ON OWN CAPITAL
PROPOSED/DISTRIBUTED	332,500	240,009	332,500	240,009

CHANGE IN DEFERRED INCOME	7,613	(12,640)	46,251	(16,195)

CHANGE IN MINORITY INTEREST	-	-	79,506	65,601

INVESTMENTS IN:	285,435	588,979	434,501	456,471
Foreclosed assets	34,598	10,780	55,275	82,498
Amortization of goodwill on aquisition of subsidiary companies	22,369	-	49,619	233,169
Investments	202,533	530,344	237,266	15,127
Fixed assets	25,935	47,855	92,341	125,677

DEFERRED CHARGES	59,860	49,176	84,551	140,254

INCREASE IN ASSETS	6,131,966	6,033,282	5,702,643	9,749,961
Interbank investments	-	3,524,299	-	3,128,226
Marketable securities and derivative financial instruments	1,795,450	1,416,308	229,413	3,317,306
Interbank and interdepartmental accounts	761,224	743,597	775,082	772,145
Lending operations	1,899,735	56,382	2,436,949	1,666,506
Leasing operations	-	-	70,051	61,917
Other credits	1,656,189	285,375	1,957,508	775,328
Other assets	19,368	7,321	233,640	28,533

DECREASE IN LIABILITIES	1,257,969	1,195,938	1,196,218	1,108,227
Securities sold under repurchase agreements	1,178,317	-	1,095,575	-
Resources from securities issued	-	1,149,207	96,019	1,108,227
Interbank and interdepartmental accounts	-	34,108	-	-
Borrowings and onlendings	79,652	12,623	4,624	-

DECREASE IN CASH AND DUE FROM BANKS	(444,909)	(33,369)	(480,662)	(44,324)

CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the six-month period	1,329,115	848,223	1,561,264	1,083,301
At the end of the six-month period	884,206	814,854	1,080,602	1,038,977

DECREASE IN CASH AND DUE FROM BANKS	(444,909)	(33,369)	(480,662)	(44,324)

The accompanying notes are on integral part of this financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.
  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution no. 61/01, an actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the actuarial report.

The provision for unearned premiums (PPNG) is established to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PPNG is calculated at the amount of that the portion of the insurance premiums retained, corresponding to the unexpired risk period in accordance with the regulation of the Superintendency of Private Insurance (SUSEP).

Provision for insufficient premiums (PIP) is established in the case of insufficient provision for unearned premiums for unearned premiums (PPNG) to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PIP is calculated in according to the definition in the technical note maintained by the insurance company.

The mathematical provisions related to the free benefits generation program (VGBL and PGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represent the participants whose benefits have not yet begun, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The mathematical provision of benefits granted comprises the present value of benefits for which the generating event, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims (PSL) is calculated to cover claims reported until the reporting date, considering indemnity and expenses, in accordance with the responsibility retained by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date, considering claims and expenses in accordance with the responsibility retained by the insurance company. The provision for claims incurred but not yet reported (IBNR) is calculated in accordance with the methodology described in the Actuarial Note maintained by the insurance company.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

Marketable Securities	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Trading assets	1,940,750	3,601,982	8,055,078	9,177,201
Available for sale	4,591,461	2,960,220	3,615,619	3,237,286
Held to maturity	3,520,962	4,924,671	4,309,496	6,173,892
Subtotal	10,053,173	11,486,873	15,980,193	18,588,379
Derivative financial instruments (see Note 20 (g))	1,003,254	381,968	882,238	357,190
Total	11,056,427	11,868,841	16,862,431	18,945,569
Current	4,217,475	6,920,919	11,141,937	13,258,316
Long-term	6,838,952	4,947,922	5,720,494	5,687,253

(b) Trading assets

	Unibanco

	2005		2004

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	1,730,018	1,733,909	3,420,035	3,419,801
Financial treasury bills	183,102	182,757	48,672	48,222
Treasury bills	1,476,953	1,479,929	3,306,398	3,304,821
Treasury notes	69,963	71,223	64,965	66,758
Brazilian sovereign bonds	58,469	58,532	50,740	50,683
Corporate debt securities	7,644	7,602	-	-
Debentures	7,644	7,602	-	-
Bank debt securities	77,024	80,918	-	-
Mutual funds	59,789	59,789	94,914	94,914
Other	-	-	38,626	36,584
Total	1,932,944	1,940,750	3,604,315	3,601,982

	Unibanco Consolidated

	2005		2004

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	1,840,160	1,844,030	5,712,645	5,711,278
Financial treasury bills	293,125	292,878	1,186,674	1,186,309
Treasury bills	1,476,953	1,479,929	4,138,238	4,135,560
Central Bank notes	-	-	2,828	2,828
Treasury notes	69,963	71,223	384,786	386,581
Other	119	-	119	-
Foreign government	212,777	212,777	-	-
Brazilian sovereign bonds	117,907	117,970	156,048	155,991
Corporate debt securities	58,756	57,052	-	-
Debentures	9,306	7,602	-	-
Eurobonds	49,450	49,450	-	-
Bank debt securities	418,918	422,812	312,710	312,710
Eurobonds	90,042	93,936	35,347	35,347
Time deposits	328,876	328,876	277,363	277,363
Mutual funds (1)	5,386,636	5,386,636	2,272,965	2,271,711
Debentures	-	-	77,401	146,188
Marketable equity securities	17,830	13,801	-	-
Other	-	-	584,115	579,323

Total	8,052,984	8,055,078	9,115,884	9,177,201

___________________
(1) Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and   their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

	2005			2004

	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value	Fair value
Issuer/Type of investment					adjustment
Federal government	97,367	(15,035)	82,332	6,947	(1,624)	5,323
Treasury notes	55,670	(94)	55,576	-	-	-
Treasury Bonds	4,493	(498)	3,995	-	-	-
Other	37,204	(14,443)	22,761	6,947	(1,624)	5,323
Corporate debt securities	1,898,255	(87,677)	1,810,578	1,948,534	(86,082)	1,862,452
Debentures	1,831,372	(67,084)	1,764,288	1,912,792	(80,429)	1,832,363
Eurobonds	14,611	(14,611)	-	18,251	-	18,251
Other	52,272	(5,982)	46,290	17,491	(5,653)	11,838
Bank debt securities	2,642,845	(5,857)	2,636,988	1,036,077	3,912	1,039,989
Debentures	2,169,971	-	2,169,971	-	-	-
Eurobonds	308,957	-	308,957	808,274	-	808,274
Mortgage notes	125,441	(5,857)	119,584	115,980	3,912	119,892
Time deposits	18,014	-	18,014	111,759	-	111,759
Other	20,462	-	20,462	64	-	64
Marketable equity securities	38,442	11,220	49,662	44,268	(3,718)	40,550
Mutual funds	11,901	-	11,901	11,906	-	11,906
Total	4,688,810	(97,349)	4,591,461	3,047,732	(87,512)	2,960,220

	Unibanco Consolidated

	2005			2004

	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value	Fair value
Issuer/Type of investment					adjustment
Federal government	671,953	(14,681)	657,272	341,960	(280)	341,680
Financial treasury bills	574,412	412	574,824	292,486	711	293,197
Treasury bills	-	-	-	1,153	(10)	1,143
Central Bank notes	-	-	-	39,542	643	40,185
Treasury notes	55,670	(94)	55,576	-	-	-
Treasury Bonds	4,493	(498)	3,995	-	-	-
Other	37,378	(14,501)	22,877	8,779	(1,624)	7,155
Foreign government	943	(67)	876	65,402	307	65,709
Corporate debt securities	2,115,939	(104,666)	2,011,273	2,199,301	(101,894)	2,097,407
Debentures	2,022,976	(80,107)	1,942,869	2,118,946	(91,747)	2,027,199
Eurobonds	14,611	(14,611)	-	30,341	(126)	30,215
Other	78,352	(9,948)	68,404	50,014	(10,021)	39,993
Bank debt securities	219,415	(6,020)	213,395	287,379	5,455	292,834
Debentures	1,954	-	1,954	1,661	-	1,661
Eurobonds	30,954	(164)	30,790	28,105	1,543	29,648
Mortgage notes	125,441	(5,857)	119,584	115,980	3,912	119,892
Time deposits	41,099	1	41,100	141,633	-	141,633
Other	19,967	-	19,967	-	-	-
Marketable equity securities	128,627	(8,730)	119,897	114,124	(15,767)	98,357
Mutual funds (1)	612,906	-	612,906	341,299	-	341,299

Total	3,749,783	(134,164)	3,615,619	3,349,465	(112,179)	3,237,286

___________________
(1) Mutual funds are substantially held by investments in insurance, private retirement companies and annuity products, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco

	2005		2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	489,181	425,496	482,321	464,034
Between 3 months and 1 year	418,014	417,487	485,550	486,156
Between 1 and 3 years	722,221	706,468	1,215,263	1,209,160
Between 3 and 5 years	457,299	416,369	403,842	414,172
Between 5 and 15 years	2,526,908	2,553,620	200,093	203,733
More than 15 years	24,919	10,533	-	-
No stated maturity (1)	50,268	61,488	260,663	182,965
Total	4,688,810	4,591,461	3,047,732	2,960,220

	Unibanco Consolidated

	2005		2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	589,001	525,303	262,521	244,000
Between 3 months and 1 year	538,293	533,778	475,792	476,593
Between 1 and 3 years	905,438	889,950	1,167,550	1,159,113
Between 3 and 5 years	504,023	450,085	478,006	488,291
Between 5 and 15 years	445,985	472,574	299,888	293,960
More than 15 years	25,586	11,201	-	-
No stated maturity (1)	741,457	732,728	665,708	575,329

Total	3,749,783	3,615,619	3,349,465	3,237,286
___________________ (1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004

Issuer/Type of investment				Amortized cost

Federal government	606,494	2,354,937	1,395,028	3,604,158
Financial treasury bills	-	-	167,311	148,732
Treasury bills	-	-	-	268
Central Bank notes	297,308	419,943	343,749	900,634
Treasury notes	309,186	1,934,994	879,410	2,542,657
Other	-	-	4,558	11,867
Foreign government	336	-	336	-
Brazilian sovereign bonds	2,634,023	2,152,253	2,634,023	2,152,253
Corporate debt securities	187,544	304,220	187,544	304,220
Eurobonds	187,544	304,220	187,544	304,220
Bank debt securities	92,565	113,261	92,565	113,261
Eurobonds	92,565	113,261	92,565	113,261
Total	3,520,962	4,924,671	4,309,496	6,173,892

The fair value of these securities was R$3,711,480 (2004 – R$4,968,841)in Unibanco and R$4,533,420 (2004 – R$6,277,173) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$190,518 (2004 – R$44,170) in Unibanco and R$223,924 (2004 – R$103,281) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004

Maturity				Amortized cost

Less than 3 months	142,928	250,241	149,045	683,824
Between 3 months and 1 year	479,429	1,609,024	534,006	1,799,729
Between 1 and 3 years	1,260,254	1,229,630	1,427,903	1,447,887
Between 3 and 5 years	351,601	513,123	351,601	513,123
Between 5 and 15 years	1,286,578	1,110,774	1,286,577	1,110,774
More than 15 years	172	211,879	560,364	618,555
Total	3,520,962	4,924,671	4,309,496	6,173,892

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
By type
Discounted loans and notes	13,417,923	10,360,583	13,526,292	11,055,662
Financing	7,802,383	7,448,977	10,850,937	9,807,671
Agricultural	964,274	847,900	964,274	847,900
Real estate loans	1,223,423	928,710	1,223,423	928,710
Credit card	-	-	4,338,852	3,918,676
Total lending operations	23,408,003	19,586,170	30,903,778	26,558,619

Leasing operations	-	-	714,739	534,279
Advances on exchange contracts (1)	1,612,353	1,812,012	1,612,353	1,960,324
Total leasing operations and advances on
exchange contracts	1,612,353	1,812,012	2,327,092	2,494,603

Guarantees honored	29,813	1,197	29,813	1,734
Other receivables (2)	546,036	256,972	1,893,060	692,300
Total other credits	575,849	258,169	1,922,873	694,034

Co-obligation on credit card customer
financing (3)	-	-	-	298,105

Total risk	25,596,205	21,656,351	35,153,743	30,045,361

By maturity
Past-due for more than 15 days (Note 5 (d))	461,068	488,361	1,398,796	1,551,205
Falling due:
Less than 3 months (4)	9,438,424	7,741,361	14,575,122	12,483,768
Between 3 months and 1 year	7,335,222	6,228,433	9,563,403	7,683,028
Between 1 and 3 years	5,636,052	4,811,500	6,791,934	5,664,374
More than 3 years	2,725,439	2,386,696	2,824,488	2,662,986

Total risk	25,596,205	21,656,351	35,153,743	30,045,361
___________________ (1) Recorded in “Other liabilities” and “Foreign Exchange portfolio”. (Note 6 (a))
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable and premiums receivable
(3) Recorded as off-balance sheet items.
(4) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	2005		2004

	% of total Value distribution		% of total Value distribution

Manufacturing
Electricity, gas and water	1,958,541	7.6	1,345,715	6.2
Automotive industry	1,479,959	5.8	542,578	2.5
Paper, pulp and wood products	1,297,787	5.0	1,222,678	5.6
Food, beverages and tobacco	1,228,362	4.8	1,191,443	5.5
Basic metal industries	882,814	3.4	631,211	2.9
Production of machines and equipment	731,979	2.9	598,847	2.8
Chemical and pharmaceutical	693,952	2.7	1,180,433	5.5
Textiles, clothing and leather goods	506,810	2.0	273,660	1.3
Extractive	489,328	1.9	352,087	1.6
Petroleum	378,368	1.5	467,186	2.2
Electronic and communications equipment	240,980	0.9	252,382	1.2
Rubber and plastic	210,718	0.8	127,613	0.6
Production of metal goods	174,347	0.7	140,598	0.6
Electric and electronic	167,698	0.7	219,669	1.0
Other manufacturing industries	31,881	0.1	11,974	-
Subtotal	10,473,524	40.8	8,558,074	39.5
Retailers
Retail	2,048,985	8.0	1,603,070	7.4
Wholesale	1,199,655	4.7	1,132,744	5.2
Subtotal	3,248,640	12.7	2,735,814	12.6
Financial service
Financial companies	622,154	2.5	426,679	2.0
Insurance companies and private pension funds	3,845	-	4,405	-
Subtotal	625,999	2.5	431,084	2.0
Residential construction loans	272,573	1.1	292,425	1.3
Other services
Post office and telecommunications	978,264	3.8	1,148,411	5.3
Transportation	789,941	3.1	704,240	3.2
Construction	462,285	1.8	406,990	1.9
Real estate services	406,946	1.6	281,477	1.3
Agricultural	357,810	1.4	341,396	1.6
Association activities	161,409	0.6	129,831	0.6
Health and social services	127,243	0.5	105,587	0.5
Lodging and catering services	113,439	0.4	53,913	0.2
Education	107,075	0.4	97,579	0.5
Cultural, sports and leisure activities	96,583	0.4	129,517	0.6
Other services	937,865	3,7	817,409	3.8
Subtotal	4,538,860	17.7	4,216,350	19.5
Agriculture, livestock, forestry and fishing	743,238	2.9	775,509	3.6
Individual
Consumer loans	4,498,521	17.6	3,869,017	17.9
Residential mortgage loans	973,814	3.8	705,687	3.3
Other	221,036	0.9	72,391	0.3
Subtotal	5,693,371	22.3	4,647,095	21.5
Total	25,596,205	100.0	21,656,351	100.0

	Unibanco Consolidated

	2005		2004

	% of total Value distribution		% of total Value distribution

Manufacturing
Electricity, gas and water	2,059,646	5.9	1,421,509	4.7
Automotive industry	1,507,372	4.3	574,069	1.9
Paper, pulp and wood products	1,350,821	3.8	1,314,219	4.4
Food, beverages and tobacco	1,282,822	3.7	1,280,917	4.3
Basic metal industries	942,917	2.7	712,684	2.4
Production of machines and equipment	751,750	2.1	638,588	2.1
Chemical and pharmaceutical	718,797	2.0	1,254,750	4.2
Textiles, clothing and leather goods	519,954	1.5	347,423	1.1
Extractive	517,924	1.5	478,387	1.6
Petroleum	387,861	1.1	377,732	1.3
Electronic and communications equipment	247,403	0.7	261,605	0.9
Rubber and plastic	220,899	0.6	144,727	0.5
Production of metal goods	183,082	0.5	155,257	0.5
Electric and electronic	175,162	0.5	246,206	0.8
Other manufacturing industries	32,793	0.1	27,835	-
Subtotal	10,899,203	31.0	9,235,908	30.7
Retailers
Retail	2,211,469	6.3	1,764,695	5.9
Wholesale	1,316,634	3.7	1,293,170	4.3
Subtotal	3,528,103	10.0	3,057,865	10.2
Financial service
Financial companies	464,674	1.3	228,360	0.7
Insurance companies and private pension funds	4,490	0.1	7,372	0.1
Subtotal	469,164	1.4	235,732	0.8
Residential construction loans	272,573	0.8	292,425	1.0
Other services
Transportation	1,684,726	4.8	1,397,800	4.6
Post office and telecommunications	994,654	2.8	1,174,293	3.9
Construction	502,427	1.4	446,631	1.5
Real estate services	472,255	1.3	323,962	1.1
Agricultural	380,563	1.1	375,204	1.2
Association activities	175,887	0.5	147,273	0.5
Health and social services	141,454	0.4	118,852	0.4
Education	124,495	0.4	112,617	0.4
Lodging and catering services	122,022	0.3	62,346	0.2
Cultural, sports and leisure activities	100,585	0.3	138,050	0.5
Other services	1,184,098	3.4	1,181,938	3.9
Subtotal	5,883,166	16.7	5,478,966	18.2
Agriculture, livestock, forestry and fishing	743,238	2.1	775,509	2.6
Individual
Consumer loans	7,718,492	22.0	5,934,858	19.8
Credit card	4,338,852	12.3	4,216,781	14.0
Residential mortgage loans	973,814	2.8	705,687	2.4
Lease financing	106,102	0.3	39,239	0.1
Other	221,036	0.6	72,391	0.2
Subtotal	13,358,296	38.0	10,968,956	36.5
Total	35,153,743	100.0	30,045,361	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco

	2005		2004

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,891,566	11.3	2,751,890	12.7
50 next clients	4,941,178	19.3	4,916,862	22.7
100 largest clients	3,665,059	14.3	3,327,270	15.4
Other clients	14,098,402	55.1	10,660,329	49.2
Total	25,596,205	100.0	21,656,351	100.0

	Unibanco Consolidated

	2005		2004

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,861,506	8.2	2,702,640	9.0
50 next clients	4,857,590	13.8	4,957,616	16.5
100 largest clients	3,720,216	10.6	3,408,022	11.3
Other clients	23,714,431	67.4	18,977,083	63.2
Total	35,153,743	100.0	30,045,361	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

Unibanco

2005

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	11,816,343	-	-	11,816,343	46.2	11,219	-
A	0.5	8,564,388	-	-	8,564,388	33.5	47,054	0.5
B	1.0	2,175,559	188,435	28,139	2,392,133	9.3	36,212	1.5
C	3.0	967,995	195,858	47,202	1,211,055	4.7	119,052	9.8
D	10.0	560,871	96,791	42,794	700,456	2.8	209,437	29.9
E	30.0	50,760	60,159	28,065	138,984	0.5	69,353	49.9
F	50.0	14,154	45,497	51,203	110,854	0.4	77,291	69.7
G	70.0	134,112	36,332	34,277	204,721	0.8	204,516	99.9
H	100.0	57,227	170,656	229,388	457,271	1.8	457,271	100.0
Total		24,341,409	793,728	461,068	25,596,205	100.0	1,231,405
% of total risk							4.8%

Unibanco

2004

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	10,577,318	-	-	10,577,318	48.8	10,043	-
A	0.5	6,258,257	-	-	6,258,257	28.9	33,118	0.5
B	1.0	1,787,287	129,477	20,100	1,936,864	8.9	24,226	1.3
C	3.0	1,305,141	122,239	31,838	1,459,218	6.7	60,808	4.2
D	10.0	435,474	106,803	108,220	650,497	3.1	170,115	26.2
E	30.0	27,970	62,956	55,885	146,811	0.7	48,865	33.3
F	50.0	30,129	58,864	32,710	121,703	0.6	65,011	53.4
G	70.0	19,070	41,445	28,280	88,795	0.4	63,591	71.6
H	100.0	91,124	114,436	211,328	416,888	1.9	416,888	100.0
Total		20,531,770	636,220	488,361	21,656,351	100.0	892,665
% of total risk							4.1%

Uniabnco Consolidated

2005

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	14,006,600	-	-	14,006,600	39.8	11,392	-
A	0.5	13,956,800	-	-	13,956,800	39.7	74,190	0.5
B	1.0	2,339,597	289,311	224,802	2,853,710	8.1	41,043	1.4
C	3.0	1,329,933	274,685	207,173	1,811,791	5.2	142,976	7.9
D	10.0	709,969	128,894	173,311	1,012,174	2.9	267,797	26.5
E	30.0	77,772	81,394	140,450	299,616	0.9	126,722	42.3
F	50.0	37,348	59,416	160,765	257,529	0.7	157,186	61.0
G	70.0	145,966	46,324	137,994	330,284	0.9	292,870	88.7
H	100.0	85,700	185,238	354,301	625,239	1.8	625,239	100.0
Total		32,689,685	1,065,262	1,398,796	35,153,743	100.0	1,739,415
% of total risk							4.9%

Uniabnco Consolidated

2004

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	11,766,724	-	-	11,766,724	39.2	14,105	-
A	0.5	11,336,830	-	-	11,336,830	37.7	86,972	0.8
B	1.0	1,956,338	181,360	286,966	2,424,664	8.1	44,721	1.8
C	3.0	1,736,037	161,527	174,038	2,071,602	7.0	122,377	5.9
D	10.0	474,168	126,851	283,289	884,308	2.9	211,408	23.9
E	30.0	246,991	70,734	154,058	471,783	1.6	151,584	32.1
F	50.0	50,305	64,496	138,144	252,945	0.8	133,144	52.6
G	70.0	30,807	45,057	116,165	192,029	0.6	136,388	71.0
H	100.0	118,588	127,343	398,545	644,476	2.1	644,476	100.0
Total		27,716,788	777,368	1,551,205	30,045,361	100.0	1,545,175
% of total risk							5.1%
___________________ (1)Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$631,023 (2004 - R$541,345) in Unibanco and R$729,953 (2004 - R$726,365) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
Balance at the beginning of the period	1,146,195	987,750	1,669,467	1,548,643
Provision for credit losses	320,108	242,661	745,308	629,439
Balance of acquired company	-	-	-	148,270
Loan charge-offs	(234,898)	(337,746)	(675,360)	(781,177)
Balance at the end of the period	1,231,405	892,665	1,739,415	1,545,175

Loan recoveries (1)	21,256	65,439	76,759	135,895
___________________ (1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Assets - Other credits
Unsettled exchange purchases	2,453,529	2,409,005	2,453,529	2,567,504
Rights on foreign exchange sold	1,472,289	653,298	1,472,289	659,250
(-) Received advances	(171,758)	(101,163)	(171,758)	(101,448)
Income receivable from advances on exchange
contracts	15,614	22,502	15,614	25,587
Total	3,769,674	2,983,642	3,769,674	3,150,893

Liabilities - Other liabilities
Unsettled exchange sales	1,410,933	663,550	1,410,933	669,521
Obligations for foreign exchange purchased	2,659,317	2,320,331	2,659,317	2,471,411
(-) Advances on exchange contracts	(1,612,353)	(1,812,012)	(1,612,353)	(1,960,324)
Other	(4,303)	(18,019)	(4,303)	(18,014)
Total	2,453,594	1,153,850	2,453,594	1,162,594

Off-balance sheet
Import credits outstanding	72,812	127,448	91,251	142,916
Confirmed export credits	26,780	15,398	26,851	16,375

(b) Statement of income

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Income from foreign exchange transactions	1,347,468	1,162,606	1,407,545	1,582,757
Expenses from foreign exchange transactions	(1,545,589)	(1,028,911)	(1,604,242)	(1,447,671)
Net gain on foreign exchange transactions	(198,121)	133,695	(196,697)	135,086

7. Other Credits - Sundry

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Escrow deposits for civil and labor suits (a)	1,159,027	998,504	2,474,260	1,934,233
Insurance premium	-	-	955,861	642,639
Prepaid taxes	278,966	201,146	662,874	527,269
Receivables from credit card operations	-	-	618,074	122,046
Notes and credits receivable	573,785	176,779	574,054	220,584
Unibanco’s retirement plan	135,905	134,895	135,905	134,895
Salary advances and other	64,947	40,376	81,173	39,388
Receivables from purchase of assets	12,971	57,691	80,088	158,529
Accounts receivable from subsidiaries	160,607	15,953	-	-
Other	419,101	440,851	706,453	1,193,704
Total	2,805,309	2,066,195	6,288,742	4,973,287
Current	870,352	272,092	2,849,193	1,825,863

Long-term	1,934,957	1,794,103	3,439,549	3,147,424
___________________ (a) Substantially related to fiscal, labor and civil litigation (Note 12).

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	2005		2004

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,363,158	5,554,366	2,835,082	8,810,018
Long-term assets	1,648,375	3,874,341	1,670,173	5,190,062
Permanent assets	52	123	73	228
Total assets	4,011,585	9,428,830	4,505,328	14,000,308

Current liabilities	2,154,666	5,064,326	2,631,307	8,176,786
Long-term liabilities	1,587,375	3,730,967	1,620,278	5,035,014
Deferred income	426	1,001	810	2,517
Branch equity	269,118	632,536	252,933	785,991
Total liabilities	4,011,585	9,428,830	4,505,328	14,000,308

	2005		2004

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Net income for the period	39,855	93,676	74,198	230,571

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gain in the amount of R$181,252 (2004 - R$124,885 - gain) in Unibanco and R$149,407 (2004 – R$105,151 - gain) in Unibanco Consolidated, were recognized as “Other operating expense” for losses and as “Other operating income” for gains. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies were as follows:

	Number of shares or quotas (in thousands) direct and indirect

			Percentage holding (%)		Adjusted stockholders equity			Adjusted net income (loss)		Equity in results Adjustments (1)

				Unibanco		Investments value

	Common	Preferred	Unibanco	Consolidated		2005	2004	2005	2004	2005	2004
Investments of Unibanco

Subsidiary companies
Unipart Participações
Internacionais Ltd.	990	-	100.000	100.000	910,175	910,174	1,011,302	89,609	9,280	89,609	8,000
Unicard Banco Múltiplo S.A.
(5) and (12)	106,053,960	91,811,816	100.000	100.000	728,476	728,476	803,964	89,368	44,350	89,368	55,201
Banco Fininvest S.A.	4	1	99.940	99.940	677,057	676,512	480,269	98,958	91,156	98,762	90,593
Unibanco AIG Seguros S.A.
(13)	345,014	188,814	49.709	49.709	1,312,920	652,641	643,224	139,836	137,760	69,511	68,637
Unibanco Companhia de
Capitalização (3)	4,194	-	99.999	100.000	404,732	404,732	356,487	46,267	44,940	46,265	21,737
Banco Único S.A. (4)	2,769,089	2,769,390	99.980	99.980	226,785	217,060	140,114	9,283	47,086	9,316	47,070
Banco Dibens S.A. (11)	8,858,142	-	99.999	99.999	211,894	211,894	101,556	(7,718)	3,838	(6,189)	5,286
Unibanco Leasing S.A. –
Arrendamento Mercantil	265	-	99.999	99.999	138,182	138,180	147,881	3,893	33,078	3,893	33,078
Unibanco Investshop Corretora
de Valores Mobiliários e
Câmbio S.A. (2) and (10)	4,955	4,955	100.000	100.000	110,616	110,616	-	8,862	-	11,302	-
Unibanco Empreendimentos e
Participações Ltda. (3)	201,910	-	48.003	100.000	218,197	104,742	106,418	(12,373)	12,726	(5,939)	5,048
Interbanco S.A.	20,000	-	99.996	99.999	80,388	80,385	75,940	16,068	9,082	16,068	10,251
Unibanco Negócios Imobiliários
Ltda. (3)	49,568	-	99.999	100.000	56,496	56,496	-	1,261	-	1,261	-
BWU Comércio e
Entretenimento Ltda. (3) and
(14)	67,562	-	59.792	59.792	59,701	35,697	-	(6,386)	-	(3,325)	-
Unibanco Asset Management –
Banco de Investimento S.A.
(2)	1,468	1,468	99.999	99.999	27,409	27,409	23,527	6,418	10,656	6,436	10,680
Unibanco Empreendimentos
Ltda. (3)	150,489	-	16.126	100.000	125,093	20,172	19,826	1,602	1,138	258	55
Unibanco Serviços de
Investimento Ltda.	100	-	99.999	100.000	5,582	5,582	8,256	14,082	15,153	14,082	10,273
Estrel Participações S.A. (3)
and (6)	-	-	-	-	-	-	144,674	-	8,803	-	8,345
Unibanco Corretora de Valores
Mobiliários S.A. (10)	-	-	-	-	-	-	84,326	-	1,813	-	3,317
BWU Representação
Participações Ltda. (14)	-	-	-	-	-	-	40,414	-	3,158	-	1,113
Hipercard Banco Múltiplo S.A.
(5)	-	-	-	-	-	-	33,538	-	(179)	(8,328)	(781)
Unibanco Representação
Participações Ltda. (3)	-	-	-	-	-	-	-	-	-	-	19,167
Other	-	-	-	-	-	169,290	232,665	-	-	1,646	7,760
Jointly controlled companies (i)
Banco Investcred Unibanco
S.A. – (PontoCred) (6)	95	-	49.997	49.997	203,774	101,881	-	28,944	-	14,387	3,248
Serasa S.A.	366	349	19.045	19.174	159,757	30,426	28,127	42,276	33,528	7,996	2,008
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	139,207	26,520	25,002	5,450	9,075	1,026	511
Redecard S.A.	200	400	31.943	31.943	57,852	18,480	15,690	86,010	60,109	27,474	15,597
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	36,191	9,048	8,036	3,400	3,867	850	348
Companhia Hipotecária
Unibanco – Rodobens	6,055	-	50.000	50.000	8,929	4,465	2,088	536	48	278	35
Other	-	-	-	-	-	22,665	19,158	-	-	9,462	(1,716)
Credicard S.A. - Administradora
de Cartões de Crédito (7)	-	-	-	-	-	-	94,175	-	131,520	-	43,840
Total						4,763,543	4,646,657			495,469	468,701

Investment of
Unibanco Consolidated

Associated companies
AIG Brasil Companhia de
Seguros	54,214	-	-	49.999	93,469	46,734	41,573	5,587	4,402	2,469	2,201
Instituto de Resseguros do
Brasil (IRB)	-	110,824	-	11,082	1,362,218	153,804	-	109,664	-	12,675	-
Other	-	-	-	-	-	3,898	7,648	-	-	(257)	2,778
Total						204,436	49,221			14,887	4,979

			Percentage holding (%)
	Number of shares or quotas (in thousands)			Adjusted stockholders equity

Main direct, indirect and jointly controlled subsidiary companies invested by:			Unibanco Consolidated		Adjusted net income (loss)

	Common	Preferred			2005	2004
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	354,478	54,703	13,476
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	158,811	1,014	8,956
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	31,195	18,372	20,092
Hipercard Administradora de Cartões de Crédito Ltda. (9)	7	-	100.000	201,513	21,493	20,000
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (8)	39,565	-	100.000	225,310	36,932	15,633
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	50,538	4,973	3,890
Unibanco AIG Warranty S.A.	560	-	70.000	23,715	2,615	-
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento
e Investimento	83	83	49.998	42,666	12,300	10,952
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A. (5)	490,295	5,940	100.000	767,131	39,638	(179)
___________________ (i) The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)	During the second quarter of 2004, the Extraordinary Shareholder’s Meeting approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(4)	Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") through the exchange of 1 billion Units. Through the Extraordinary Shareholders’ Meeting held on October 22, 2004, the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A. was approved.

(5)	During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. On February 28, 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

(6)	In the third quarter of 2004, the shareholders approved, in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(7)	On December 29, 2004, the transfer transaction of the interest of 33% of Unibanco in the capital of Credicard Banco S.A. (“Credicard”) and the capital of Orbitall Serviços de Processamento de Informações Comerciais Ltda (Orbitall) was concluded.

(8)	Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. was approved. The Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger of Phenix Participações Ltda. and Unibanco AIG Previdência S.A. into Unibanco AIG Vida e Previdência S.A.

(9)	On March 1st, 2004, Unibanco acquired from the Dutch group Ahold, through its subsidiaries, the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process during the third quarter of 2004, for the amount of R$630 million, resulting in goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(10)	On January 31, 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários into Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(11)	On June 3, 2005 Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transation was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit up to ten years. The transaction is subject to the approval of the Central Bank of Brazil and other authorities.

(12)	In May 2005, Caixa Geral de Depósitos, the former parent of Banco Bandeirantes, paid us the indemnity and other liabilities due under the association agreement executed in connection with the acquisition of Banco Bandeirantes, in the amount of approximately R$238 million, considering R$200 million relating to the contingencies of Banco Banorte S.A. and R$38 million relating to the “memorandum account” of Banco Bandeirantes S.A. As result the related risks were assumed by the successor companies and the corresponding provision was established.

The equity in results in the six-month ended June 30, 2005, reflects the result of Unicard Banco Múltiplo S.A. operations, the provisions recorded and the indemnity received, corresponding to an adjusted net income of R$89 million. See Note 12 ((b) 1).

(13)	On June, 30, 2005 Unibanco recognized extraordinary items in the amount of R$503 as result of: (i) the change of valuation method of investments previous, recorded on the cost method because of the nomination of a member of the Board of Directors, representing influence on the Administration (ii) constitution of provisions for the abandonment and adaptation of software and to complement provisions for fiscal contingencies.

(14)	Through the Private Amendment and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. dated August 3, 2004, the merger of BWU Representação e Participações Ltda. into that company was approved.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the period

	2005	2004	2005	2004
Bandeirantes (1)	-	809,674	-	31,159
Fininvest	307,177	335,825	15,572	13,076
Hipercard	367,465	288,415	20,230	7,916
Other (1)	195,313	199,598	15,754	10,683

Total	869,955	1,633,512	51,556	62,834

___________________
(1) As described in Note 3 (e), as from December 31, 2004, upon the merger of the subsidiary company with the discontinuation  or expiration of the acquired brand, the respective goodwill is amortized in full.

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 13.42% (2004 – 14.87%) per annum, and are payable up to July 24, 2006.

(b) Euronotes

		Unibanco		Unibanco Consolidated

Maturity	Currency	2005	2004	2005	2004
Less than 3 months	US$	443,247	55,326	434,217	54,929
	EUR	5,024	79,379	5,024	79,379
	R$	45,513	-	39,999	-
		493,784	134,705	479,240	134,308

From 3 to 12 months	US$	138,271	716,404	132,637	988,182
	EUR	10,092	121,334	10,092	121,334
	R$	210,254	-	96,573	-
		358,617	837,738	239,302	1,109,516

From 1 to 3 years	US$	93,581	309,383	86,132	304,377
	EUR	10,046	8,912	10,046	8,912
		103,627	318,295	96,178	313,289

From 3 to 5 years	US$	86,001	23,436	78,662	32,625
	R$	297,127	-	258,946	-
		383,128	23,436	337,608	32,625

From 5 to 15 years	US$	40,747	91,731	37,151	91,731

Total		1,379,903	1,405,905	1,189,479	1,681,469

The average interest of issues in foreign currency was 3.92% (2004 – 3.33%) per annum in Unibanco and 4.13% (2004 – 4.69%) per annum in Unibanco Consolidated.

In February 2005, Unibanco issued a Real-denominated note, in the amount of US$125 million, equivalent to R$ 325 million, with 5 year-term and semiannual interest payments. The coupon is denominated in Reais, pegged to the IGPM Inflation Index plus a fixed rate of 8.7% p.a.

(c) The other issues totaled R$36,467 (2004 - R$42,019) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 6.03% (2004 – 9.80%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.46% (2004 – 4.53%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the period were as follows:

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Tax litigation	684,936	200,565	1,441,039	799,313
Labor litigation	473,008	533,156	868,336	803,622
Civil litigation	314,127	288,435	561,993	499,659
Total	1,472,071	1,022,156	2,871,368	2,102,594

Recorded in Other Liabilities
- Taxes and Social Security	684,936	200,565	1,441,039	799,313
- Others (Note 13 (c))	787,135	821,591	1,430,329	1,303,281
	1,472,071	1,022,156	2,871,368	2,102,594

(b) Changes in and the related fiscal labor and civil litigation provision:

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Balance at the beginning of the period	1,393,093	867,445	2,386,139	1,812,161
Balance of acquired/incorporated companies	-	16,450	-	90,843
Provision charged (1)	357,372	217,348	850,237	334,917
Payments	(278,394)	(79,087)	(365,008)	(135,327)

Balance at the end of the period	1,472,071	1,022,156	2,871,368	2,102,594

___________________
(1) As described in of Note 9 (a)12), Unibanco Consolidated was recorded a provision in the first half of 2005, for the assumption of risk related to the contingencies on the acquisition of Banco Bandeirantes, for which Unibanco received from Caixa Geral de Depósitos the amount of R$260 million, before applicable taxes.

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits for any amounts incurred under such lawsuits. Additionally, in those cases in which liens have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these liens.

(e) Civil litigation

Unibanco and its subsidiaries were parties to other actions and claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

(f) Judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in these cases.

During the six-month period ended June 30, 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. concluded their judicial disputes and will propose a project to the Brazilian Central Bank to transform the extrajudicial liquidation of Banorte into an ordinary liquidation process.

13. Other Liabilities

(e) Technical provision for insurance, private retirement plans and annuity products:

Private Retirement
	Insurance		Plans		Annuity Products		Total

	2005	2004	2005	2004	2005	2004	2005	2004
Current:	1,359,915	972,451	2,835,822	2,099,142	465,374	315,917	4,661,111	3,387,510
Provision for unearned
premiums	708,803	370,913	1	-	-	-	708,804	370,913
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	205,053	184,881	9,817	53	-	-	214,870	184,934
Mathematical provision
benefits to be granted	164,626	101,208	2,782,501	2,065,517	-	-	2,947,127	2,166,725
Mathematical provision
for benefits granted	2,747	2,395	2	-	-	-	2,749	2,395
Unsettled claims	276,227	310,591	708	314	-	-	276,935	310,905
Provision for draws and
redemptions	-	-	-	-	465,011	315,917	465,011	315,917
Other provisions	2,459	2,463	42,793	33,258	363	-	45,615	35,721

Long-term liabilities:	758	-	2,012,799	1,675,013	-	-	2,013,557	1,675,013
Mathematical provision
benefits to be granted	-	-	1,471,121	1,366,278	-	-	1,471,121	1,366,278
Mathematical provision
for benefits granted	731	-	358,327	220,587	-	-	359,058	220,587
Other provisions	27	-	183,351	88,148	-	-	183,378	88,148
Total of technical
provisions	1,360,673	972,451	4,848,621	3,774,155	465,374	315,917	6,674,668	5,062,523

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration
	Issue	Maturity	per annum	2005	2004	2005	2004
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	477,548	625,713	473,918	618,845
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	471,226	620,403	471,112	625,713
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	71,275	-	71,275	93,733
Line of credit (4)	December 2004	December 2009	4.74%	353,057	-	353,057	-
Subordinated time
deposits (5)	December 2002	December 2012	102% do CDI	401,098	339,659	401,098	339,659
Total				1,774,204	1,585,775	1,770,460	1,677,950
___________________ (1) The debt can be fully redeemed in April 2007 or on each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.

(2)The debt can be fully redeemed in December 2008 or on each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3) The interest rate is calculated through semi-annual Libor plus 1.2%.
(4) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5) Subordinated time deposits can be redeemed as from December 2007.

(c) Sundry

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Sale of rights of receipt of future flow of payment
orders abroad (1)	2,173,465	3,191,465	2,173,465	3,191,465
Payable to merchants - credit card	-	-	2,023,391	2,352,349
Provision for labor and civil litigation (Note 12 (a))	787,135	821,591	1,430,329	1,303,281
Payable related to insurance companies	-	-	461,865	385,454
Provisions for payroll and administrative
expenses	339,277	163,423	411,052	426,279
Restructuring provision (2)	21,533	-	21,533	-
Debt assumption contracts	10,287	111,570	-	-
Other	185,643	262,065	426,386	242,216
Total	3,517,340	4,550,114	6,948,021	7,901,044
Short-term	732,102	839,615	3,461,372	3,672,454
Long-term	2,785,238	3,710,499	3,486,649	4,228,590

___________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of ~~Y~~$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

(2) Provision recorded for restructuring charges related to retail operations, excluding permanent assets.

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she words. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program, is based on defined contributions established by Unibanco and your employees until October, 2004. After that only the employees contributed for the program.

Additionally on July 1st, 2004, the employee's “Free Benefits Generation Program” was redesigned in order to more coverage and flexible benefits. The new program is a closed private entity through Trevo - Instituto Bandeirantes de Seguridade Social. The new program is sponsored by Unibanco and your employees.

During the six-month period ended June 30, 2005, the company sponsor contributions totaled R$6,745 (2004 - R$1,399) in Unibanco and R$8,006 (2004 - R$3,369) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital.

Up to June 30, 2005, the options activity was as follows:

		Vesting period until	Exercise	Exercise price
Issuance			period	restated as of				Not
Nº	Date		until	6/30/2005	Granted	Exercised	Cancelled	exercised
1	1/21/2002	1/21/2005	1/20/2006	9.31	2,062,687	616,965	564,855	880,867
		1/21/2006	1/20/2007	9.31	2,062,728	-	669,502	1,393,226
		1/21/2007	1/20/2008	9.31	2,062,585	-	669,477	1,393,108
2	4/15/2002	4/15/2005	4/14/2006	10.91	11,334	-	-	11,334
		4/15/2006	4/14/2007	10.91	11,333	-	-	11,333
		4/15/2007	4/14/2008	10.91	11,333	-	-	11,333
3	8/1/2002	8/1/2005	7/31/2006	8.40	33,334	-	-	33,334
		8/1/2006	7/31/2007	8.40	33,333	-	-	33,333
		8/1/2007	7/31/2008	8.40	33,333	-	-	33,333
4	8/12/2002	8/12/2005	8/11/2006	7.05	60,000	-	-	60,000
		8/12/2006	8/11/2007	7.05	60,000	-	-	60,000
		8/12/2007	8/11/2008	7.05	60,000	-	-	60,000
5	11/1/2002	11/1/2005	10/31/2006	6.90	33,334	-	-	33,334
		11/1/2006	10/31/2007	6.90	33,333	-	-	33,333
		11/1/2007	10/31/2008	6.90	33,333	-	-	33,333
6	11/11/2002	11/11/2005	11/10/2006	6.90	33,334	-	33,334	-
		11/11/2006	11/10/2007	6.90	33,333	-	33,333	-
		11/11/2007	11/10/2008	6.90	33,333	-	33,333	-
7	11/20/2002	5/31/2006	11/19/2006	6.90	50,000	-	-	50,000
		11/20/2006	11/19/2007	6.90	50,000	-	50,000	-
		11/20/2007	11/19/2008	6.90	50,000	-	50,000	-
8	1/6/2003	1/6/2006	1/5/2007	6.66	26,667	-	26,667	-
		1/6/2007	1/5/2008	6.66	26,667	-	26,667	-
		1/6/2008	1/5/2009	6.66	26,666	-	26,666	-
9	2/10/2003	2/10/2006	2/9/2007	7.78	20,000	-	-	20,000
		2/10/2007	2/9/2008	7.78	20,000	-	-	20,000
		2/10/2008	2/9/2009	7.78	20,000	-	-	20,000
10	3/10/2003	3/10/2006	3/9/2007	8.17	27,667	-	7,667	20,000
		3/10/2007	3/9/2008	8.17	27,667	-	7,667	20,000
		3/10/2008	3/9/2009	8.17	27,666	-	7,666	20,000
11	4/8/2003	4/8/2006	4/7/2007	8.85	264,003	-	100,669	163,334
		4/8/2007	4/7/2008	8.85	263,999	-	100,666	163,333
		4/8/2008	4/7/2009	8.85	263,998	-	100,665	163,333
12	4/14/2003	4/14/2006	4/13/2007	8.94	6,667	-	6,667	-
		4/14/2007	4/13/2008	8.94	6,667	-	6,667	-
		4/14/2008	4/13/2009	8.94	6,666	-	6,666	-
13	5/7/2003	5/7/2006	5/6/2007	8.41	186,667	-	-	186,667
		5/7/2007	5/6/2008	8.41	186,667	-	-	186,667
		5/7/2008	5/6/2009	8.41	186,666	-	-	186,666
14	6/4/2003	6/4/2006	6/3/2007	10.21	100,000	-	100,000	-
		6/4/2007	6/3/2008	10.21	100,000	-	100,000	-
		6/4/2008	6/3/2009	10.21	100,000	-	100,000	-
15	6/16/2003	6/16/2006	6/15/2007	10.30	20,000	-	-	20,000
		6/16/2007	6/15/2008	10.30	20,000	-	-	20,000
		6/16/2008	6/15/2009	10.30	20,000	-	-	20,000
16	9/2/2003	9/2/2006	9/1/2007	9.83	1,037,721	-	226,680	811,041
		9/2/2007	9/1/2008	9.83	1,037,658	-	226,663	810,995
		9/2/2008	9/1/2009	9.83	1,037,621	-	226,657	810,964
17	11/10/2003	11/10/2006	11/9/2007	9.83	60,000	-	60,000	-
		11/10/2007	11/9/2008	9.83	60,000	-	60,000	-
		11/10/2008	11/9/2009	9.83	60,000	-	60,000	-
18	12/17/2003	12/17/2006	12/16/2007	11.50	20,000	-	-	20,000
		12/17/2007	12/16/2008	11.50	20,000	-	-	20,000
		12/17/2008	12/16/2009	11.50	20,000	-	-	20,000

19	1/5/2004	1/5/2007	1/4/2008	9.83	40,000	-	-	40,000
		1/5/2008	1/4/2009	9.83	40,000	-	-	40,000
		1/5/2009	1/4/2010	9.83	40,000	-	-	40,000
20	2/1/2004	2/1/2007	1/31/2008	13.76	60,000	-	-	60,000
		2/1/2008	1/31/2009	13.76	60,000	-	-	60,000
		2/1/2009	1/31/2010	13.76	60,000	-	-	60,000
21	4/5/2004	4/5/2007	4/4/2008	14.03	2,040	-	-	2,040
		4/5/2008	4/4/2009	14.03	2,040	-	-	2,040
		4/5/2009	4/4/2010	14.03	2,040	-	-	2,040
22	4/12/2004	4/12/2007	4/11/2008	13.91	133,334	-	-	133,334
		4/12/2008	4/11/2009	13.91	133,333	-	-	133,333
		4/12/2009	4/11/2010	13.91	133,333	-	-	133,333
23	4/13/2004	4/13/2007	4/12/2008	14.02	33,334	-	-	33,334
		4/13/2008	4/12/2009	14.02	33,333	-	-	33,333
		4/13/2009	4/12/2010	14.02	33,333	-	-	33,333
24	7/19/2004	7/19/2007	7/18/2008	12.75	156,668	-	-	156,668
		7/19/2008	7/18/2009	12.75	156,666	-	-	156,666
		7/19/2009	7/18/2010	12.75	156,666	-	-	156,666
25	8/4/2004	8/4/2009	8/3/2010	11.94	300,000	-	-	300,000
26	9/20/2004	9/20/2007	9/19/2008	13.65	3,334	-	-	3,334
		9/20/2008	9/19/2009	13.65	3,333	-	-	3,333
		9/20/2009	9/19/2010	13.65	3,333	-	-	3,333
27	2/1/2005	2/1/2008	1/31/2009	16.05	1,406,687	-	81,668	1,325,019
		2/1/2009	1/31/2010	16.05	1,406,667	-	81,667	1,325,000
		2/1/2010	1/31/2011	16.05	1,406,646	-	81,665	1,324,981
28	5/3/2005	5/3/2008	5/2/2009	18.80	8,334	-	-	8,334
		5/3/2009	5/2/2010	18.80	8,333	-	-	8,333
		5/3/2010	5/2/2011	18.80	8,333	-	-	8,333
	Total				17,991,120	616,965	3,933,834	13,440,321

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2005	2004

	Outstanding shares	Treasury stock	Total	Total
Common	755,658,168	-	755,658,168	755,658,168
Preferred	641,114,542	12,085,622	653,200,164	653,200,164
Total	1,396,772,710	12,085,622	1,408,858,332	1,408,858,332

As of June 30, 2005, the market value of common shares was R$13.20 for common shares and R$7.13 for preferred shares.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On June 30, 2005, the fair value of Units was R$17.22.

Each Global Depositary Receipt (GDR) is represented by 5 Units and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares will be negotiated on a per-share basis. On the same date, the Global Depositary Receipts (GDRs) traded abroad represented 5 Units, instead of 500 Units, without a change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in control and in the relationship with shareholders, and reduce operational cost, as well as representing one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On March 30, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$84,392, comprising a as complement to the interest on capital related to the profit in the 2004 fiscal year, in the amount of R$27,676, plus the interest related to the first quarter of 2005, in the amount of R$56,716, amounting to R$0.0578 (R$0.0491 net of applicable tax) per common share and R$0.0635 (R$0.0540 net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9249/95, with a tax benefit of R$28,693. The payment of the interest on capital was made on April 29, 2005.

The Units had interest on capital of R$0.1138 (R$0.0967 net of applicable tax) comprising R$0.0503 (R$0.0427 net of applicable tax) from Unibanco Holdings and R$0.0635 (R$0.0540 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.5689 (R$0.4836 net of applicable tax).

On July 15, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$275,784, comprising interest on capital related to the second quarter of 2005, in the amount of R$56,717, and a complement interest on capital related to the first quarter of 2005, in the amount of R$219,067, amounting to R$0.1888 (R$0.1605, plus net of applicable tax) per common share and R$ 0.2077 (R$0.1765 plus net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9.249/95, with a tax benefit of R$93,767. The payment of the interest of capital was made on July 29, 2005.

The Units had interest on capital of R$0.3702 (R$0.3147 plus the applicable tax), comprising R$0.1625 (R$0.1382 plus the applicable tax) from Unibanco Holdings and R$0.2077 (R$0.1765 plus the applicable tax) from Unibanco. The GDR had interest on capital of R$1,8509 (R$1,5733 net of applicable tax).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Treasury stock

During the six-month period ended June 30, 2005, as per the shares-performance buy-back program (see Note 14 (b)) approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program (see item (f)), the following changes in treasury stock occurred:

Quantity of shares on December 31, 2004	12,744,112
Acquisition of own stocks	(329,245)
Sale of own stocks	(616,965)
Repurchase	287,720
Quantity of shares on June 30, 2005	12,085,622

The average cost of R$4.1530 per share, and the minimum and maximum price per share were R$15.48 and R$20.77, respectively.

(e) Statutory reserves

The balance is summarized as follows:

	2005	2004
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit of 20% of
capital stock	103,436	86,240

ii) Operating margin reserve – calculated based on 90% of the net income for the year after the legal deductions and dividends up to a limit of 80% of capital stock
- Other statutory reserves	2,990,364	2,177,454
- Special dividends reserve	63,898	63,898

Total	3,157,698	2,327,592

(f) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to June 30, 2005, 626.1 thousand preferred shares were converted into Units.

(g) Secondary public distribution of units

On February 2005, Commerzbank Aktiengesellschaft and BNL International Investment S.A. sold, through a secondary public distribution, 45,897,387 units, representing 7.2% of the Preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. The secondary offering included the public in Brazil, certain qualified institutional buyers in the United States and others investors elsewhere outside the United States that are not U.S. persons.

16. Other Operating Income and Expenses

(a) Other operating income

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
Dividends/retained earnings received from other
investments, principally consortium	10,091	12,455	48,885	65,269
Foreign branches and subsidiary companies’
exchange gains	10,843	-	10,843	-
Monetary correction of prepaid taxes	-	3,303	1,958	3,303
Monetary correction of income receivable	12,981	19,402	16,042	34,994
Exchange rate variation on other investments
abroad	-	124,885	-	105,151
Other	190,685	14,030	156,953	37,571
Total	224,600	174,075	234,681	246,288

(b) Other operating expenses

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
Provision for labor and civil litigation	117,886	150,743	218,597	217,893
Exchange rate variation on other liabilities	181,252	-	149,407	-
Expense related to checks and billing, net	59,740	43,384	80,537	59,137
Insurance expense	-	-	80,286	66,392
Amortization of goodwill on subsidiaries acquired	24,885	57,034	51,557	62,834
Monetary correction of other liabilities	5,056	12,594	23,434	12,594
Other	87,548	77,423	223,351	114,701
Total	476,367	341,178	827,169	533,551

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	December			June 30,
	31, 2004	Constitution	Realization	2005
Allowance for credit losses	294,272	156,731	145,319	305,684
Other provisions not currently deductible	790,096	278,081	321,251	746,926
Tax loss and negative basis of social
contribution carry-forwards	237,580	-	59,966	177,614
Social contribution carry-forwards
(Provisional Measure 2158-35)	280,992	-	11,073	269,919
Subtotal	1,602,940	434,812	537,609	1,500,143
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	43,843	-	16,339	27,504
Net deferred tax assets	1,646,783	434,812	553,948	1,527,647
Total assets	1,646,783			1,527,647

	Unibanco

				Balance of
	December			acquired	June 30,
	31, 2003	Constitution	Realization	companies	2004
Allowance for credit losses	388,980	176,749	215,943	-	349,786
Other provisions not currently deductible	300,335	142,102	62,211	8,809	389,035
Tax loss and negative basis of social
contribution carry-forwards	256,993	35,242	-	-	292,235
Social contribution carry-forwards
(Provisional Measure 2158-35)	284,625	-	59	-	284,566
Subtotal	1,230,933	354,093	278,213	8,809	1,315,622
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	78,986	-	32,191	-	46,795
Net deferred tax assets	1,309,919	354,093	310,404	8,809	1,362,417
Total assets	1,309,919				1,362,417

	Unibanco Consolideted

				Balance of
	December			acquired	June 30,
	31, 2004	Constitution	Realization	companies	2005
Allowance for credit losses	438,485	262,456	244,340	384	456,985
Other provisions not currently deductible	1,191,988	492,269	384,181	10,760	1,310,836
Tax loss and negative basis of social
contribution carry-forwards	677,100	15,785	87,579	-	605,306
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	17,308	-	467,768
Subtotal	2,792,649	770,510	733,408	11,144	2,840,895
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	4,077	16,617	-	29,951
Deferred tax obligations	(28,626)	(1,930)	(1,925)	-	(28,631)
Net deferred tax assets	2,806,514	772,657	748,100	11,144	2,842,215
Total assets	2,835,140				2,870,846
Total liabilities	28,626				28,631

	Unibanco Consolideted

				Balance of
	December			acquired	June 30,
	31, 2003	Constitution	Realization	companies	2004
Allowance for credit losses	545,438	237,557	282,024	41,747	542,718
Other provisions not currently deductible	632,163	210,968	127,729	185,388	900,790
Tax loss and negative basis of social
contribution carry-forwards	704,308	65,152	25,420	71,812	815,852
Social contribution carry-forwards
(Provisional Measure 2158-35)	492,453	-	3,706	-	488,747
Subtotal	2,374,362	513,677	438,879	298,947	2,748,107
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	92,236	2,397	41,498	-	53,135
Deferred tax obligations	(26,031)	(8,068)	(3,027)	-	(31,072)
Net deferred tax assets	2,440,567	508,006	477,350	298,947	2,770,170
Total assets	2,466,598				2,801,242
Total liabilities	26,031				31,072

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes:

	Unibanco			Unibanco Consolidated

	Social contribution (Provisional Measure 2158-35)			Social contribution (Provisional Measure 2158-35)

Year		Other	Total		Other	Total
2005	7,219	204,197	211,416	14,560	357,136	371,696
2006	31,686	639,068	670,754	41,763	1,077,985	1,119,748
2007	39,791	386,959	426,750	53,351	564,333	617,684
2008	45,759	-	45,759	63,489	124,062	187,551
2009	57,893	-	57,893	76,276	108,946	185,222
2010	75,174	-	75,174	93,293	53,760	147,053
2011 to 2013	12,397	-	12,397	72,117	72,209	144,326
2014 to 2017	-	-	-	52,919	14,696	67,615
Total	269,919	1,230,224	1,500,143	467,768	2,373,127	2,840,895

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,286,628 in Unibanco and R$2,280,811 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Income before income tax and social
contribution, net of profit sharing	1,099,303	505,325	1,219,196	751,993
Income tax and social contribution expenses
at a rate of 25% and 9%	(373,763)	(171,810)	(414,527)	(255,678)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	68,851	201,819	(45,737)	37,445
Interest on capital paid	102,835	69,520	122,210	91,326
Deferred tax credits of prior period	-	-	-	15,234
Permanent differences (net)	(43,002)	(24,093)	44,343	14,289
Income tax and social contribution for
the period	(245,079)	75,436	(293,711)	(97,384)

18. Commitments and Guarantees

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Co-obligation and risks for guarantees provided	5,101,857	3,494,876	5,140,307	3,269,449
Assets under management (mainly mutual
investment funds)	31,465,377	26,787,727	35,119,041	30,502,856
Lease commitments	58,634	8,719	58,675	8,719

19. Related-Party Transactions (Unibanco)

	2005	2004
Assets
Cash and due from banks	21,275	133
Interbank investments	5,903,239	2,839,813
Marketable securities and derivative financial instruments	2,679,671	845,233
Interbank accounts	307	891
Lending operations	195,954	235,921
Other credits
Income receivable
Dividends and interest on capital	121,206	200,817
. Negotiation and intermediation of securities	-	206,054
. Sundry	163,742	30,032

Liabilities
Deposits	3,537,175	1,561,363
Securities sold under repurchase agreements	133,779	455,390
Resources from securities issued
Securities abroad	198,423	52,308
Interbank accounts	5,751	16,306
Borrowings	206,477	162,366
Derivative financial instruments	119,651	86,809
Other liabilities
Social and statutory	292,620	217,512
Negotiation and intermediation of securities	-	197
Subordinated debt	3,744	1,559
Sundry	12,750	117,778

	2005	2004
Revenues
Lending operations	4,060	3,448
Marketable securities	581,075	231,316
Derivative financial instruments	35,976	(41,222)
Services rendered	119,486	95,893
Other operating income	2,869	9,904

Expenses
Deposits and securities sold	218,800	97,044
Borrowings and onlendings	4,413	2,655
Other administrative expenses	20,942	28,190
Other operating expenses	3,716	3,936

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (CETIP) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options, and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit are intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers’ prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit for customers in different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that monitors loans at all stages from their inception. The collection scoring system is used for determination which collection method or combination of collection methods is the most efficient.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate gaps. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability gaps. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in So Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed daily in order to assure compliance with the established limits. Those limits and policies are periodically reviewed, and the strategies are defined in order to assure a conservative monitoring of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

To meet the legal requirements, the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal risk management structure. This area has as one of its main goals to encourage the generation and the perpetuation of an internal culture focused on integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage, permitting the evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of resources and allocated capital to the benefit of shareholders and clients, demonstrating the commitment of the financial institution to the best practices of corporate governance.

One the tools used is the Internal Control System, which is available in the corporate portal accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, identify the existence of control issues and analyze the effectiveness of current controls.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increase the importance to our systems of information technology and the potential impact of system failures. Unibanco has dedicated a substantial volume of resources to guarantee security and stability of its system and equipment.

(d) Financial instruments recorded in the financial statements and their fair values are as follows:

	Unibanco

		2005		2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	7,888,392	7,901,154	5,833,785	5,834,572
Marketable securities	10,053,173	10,243,691	11,486,873	11,531,043
Lending operations	22,228,092	22,179,663	18,718,574	18,785,079
Derivatives, net	459,181	459,181	87,204	87,204

Liabilities
Interbank deposits	2,500,773	2,499,458	579,650	581,074
Time deposits	25,972,163	25,972,604	18,802,989	18,808,982
Mortgage notes	225,984	225,388	617,976	622,522
Resources from securities issued abroad	1,416,370	1,434,211	1,447,924	1,452,654
Subordinated debt (Note 13 (b))	1,774,204	1,828,027	1,585,775	1,556,306
Other liabilities (Note 13 (c))	2,173,465	2,230,271	3,191,465	2,753,178
Treasury stocks	50,262	109,556	51,423	76,987

	Unibanco

		2005		2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	2,754,165	2,758,857	3,550,030	3,550,818
Marketable securities	15,980,193	16,204,117	18,588,379	18,691,660
Lending operations	29,245,940	29,257,106	25,096,496	25,153,348
Derivatives, net	381,255	381,255	93,193	93,193

Liabilities
Interbank deposits	111,493	111,493	193,783	194,078
Time deposits	25,562,252	25,562,693	20,210,071	20,216,313
Mortgage notes	257,231	256,035	633,538	638,083
Resources from securities issued abroad	1,225,945	1,228,672	1,723,488	1,733,899
Subordinated debt (Note 13 (b))	1,770,460	1,823,993	1,677,950	1,648,770
Other liabilities (Note 13 (c))	2,173,465	2,230,271	3,191,465	2,753,178
Treasury stocks	50,262	109,556	51,423	76,987

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the period for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the period for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 30, 2005 on the So Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	2005		2004

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(18,744,967)	(18,744,967)	888,630	888,630
Currencies	(472,653)	(472,653)	(557,340)	(557,340)
Interbank interest rate	(19,234,148)	(19,234,148)	1,066,355	1,066,355
Exchange coupon	961,834	961,834	374,448	374,448
Index	-	-	5,167	5,167

Forward contracts	437,295	441,312	26,846	44,954
Currencies	681,829	667,990	(57,127)	(39,035)
Fixed interest rate	(244,534)	(226,678)	83,973	83,989

Swap contracts	441,290	452,669	86,237	69,946
Currencies	(3,395,610)	(3,312,461)	(3,624,240)	(3,614,634)
Interbank interest rate	626,316	612,306	1,326,199	1,324,653
Fixed interest rate	1,953,596	1,892,077	837,128	840,010
Other	1,256,988	1,260,747	1,547,150	1,519,917

Swap contracts with daily reset	1,545	1,545	796,937	796,937
Currencies	1,545	1,545	796,937	796,937

Third curve swap contracts	62,589	63,831	-	-
Currencies	(552,342)	(551,950)	-	-
Interbank interest rate	509,736	510,192	-	-
Fixed interest rate	105,195	105,589	-	-

Option contracts
Purchased options	9,304	8,722	-	-
Purchase	7,461	6,617	-	-
Currencies	7,461	6,617	-	-
Sale	1,843	2,105	-	-
Currencies	1,843	2,105	-	-
Sale option	36,986	29,330	-	-
Purchase	28,537	6,205	-	-
Currencies	28,537	6,205	-	-
Sale	8,449	23,125	-	-
Currencies	8,449	23,125	-	-

	Unibanco

	2005		2004

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(18,250,007)	(18,250,007)	2,162,253	2,162,253
Currencies	(472,653)	(472,653)	(531,031)	(531,031)
Interbank interest rate	(18,659,798)	(18,659,798)	2,479,979	2,479,979
Exchange coupon	882,444	882,444	210,076	210,076
Index	-	-	3,229	3,229

Forward contracts	377,725	381,688	26,023	44,131
Currencies	632,261	618,422	3,470	21,561
Fixed interest rate	(254,536)	(236,734)	22,553	22,570

Swap contracts	333,588	341,285	94,231	76,911
Currencies	(3,176,633)	(3,093,294)	(2,897,289)	(2,887,642)
Interbank interest rate	1,889,797	1,875,335	1,578,547	1,575,990
Fixed interest rate	363,433	298,492	(134,109)	(131,221)
Other	1,256,991	1,260,752	1,547,082	1,519,784

Swap contracts with daily reset	36,856	36,856	919,101	919,101
Currencies	36,856	36,856	919,101	919,101

Third curve swap contracts	62,589	63,831	-	-
Currencies	(552,342)	(551,950)	-	-
Interbank interest rate	509,736	510,192	-	-
Fixed interest rate	105,195	105,589	-	-

Option contracts
Purchased options	52,304	42,833	39	39
Purchase	50,461	40,728	-	-
Currencies	50,461	40,728	-	-
Sale	1,843	2,105	39	39
Currencies	1,843	2,105
United States of America treasury bills	-	-	39	39
Sale option	36,986	29,330	78	192
Purchase	28,537	6,205	78	192
Currencies	28,537	6,205	-	-
United States of America treasury bills	-	-	78	192
Sale	8,449	23,125	-	-

Currencies	8,449	23,125	-	-
___________________ (1) Include the net balance of short position (long position).
(2) For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$724,385 (2004 - R$30,733) with respect to purchase commitments and R$1,158,357 (2004 - R$30,985) with respect to sale commitments.

On June 30, 2005, there were future transactions of R$10,170,616 (2004 - R$1,929,415) in Unibanco and R$10,744,965 (2004 – R$3,225,210) in Unibanco Consolidated and swap contracts in the amount of R$1,287,154 (2004 – R$1,543,484) in Unibanco and R$1,845,247 (2004 – R$1,975,789) in Unibanco Consolidated and Forward contracts in the amount of R$130,324 in Unibanco and in Unibanco Consolidated accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), with a net gain after applicable taxes and minority interest, during the period, in the amount of R$8,562 (2004 – R$75,976) in Unibanco and R$11,217 (2004 – R$90,984) in Unibanco Consolidated which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the first half of 2005, certain swap contracts previously classified as hedges to face exposures to the US dollar from securities held to maturity in accordance with the Circular 3,129 of the Brazilian Central Bank, in the amount of R$69,095, were no longer classified as hedges due to the low effectiveness achieved which was attributed to the change in the securities hedged and the derivative financial instruments designed to hedge being outside the percentages of limits allowed by the Brazilian Central Bank. The mark-to-market adjustment to the derivative financial instruments was recorded as a charge to income, during the period, in the amount of R$5,330.

During the six-month period ended June 30, 2005, certain swap contracts previously classified as cash flow hedge with exposure to the IGPM (Market General Price Index) from debentures, in accordance with Circular 3,129 of the Brazilian Central Bank, in the amount of R$224,056, were no longer classified as hedges due to the low effectiveness of the hedges, which was attributed to the change in the value of debentures items and the derivative financial instruments designed to hedge being outside the percentages of limits allowed by the Brazilian Central Bank. The adjustment to debentures due to the low effectiveness of the hedge was recorded as a charge to income, during the period, in the amount of R$8,049.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

	Unibanco

			2005			2004

		CETIP/ Over the counter(1)			CETIP/ Over the counter(1))

Exposure at fair value	BM&F		Total	BM&F		Total
Future contracts	(18,744,967)	-	(18,744,967)	888,630	-	888,630
Forward contracts	-	441,312	441,312	-	44,954	44,954
Swap contracts	(62,118)	514,787	452,669	(228,520)	298,466	69,946
Swap contracts with daily
reset	1,545	-	1,545	796,937	-	796,937
Third curve swap contracts	-	63,831	63,831	-	-	-
Option contracts
Purchased option	5,609	3,113	8,722	-	-	-
Sale option	26,217	3,113	29,330	-	-	-

	Unibanco

			2005			2004

		CETIP/ Over the counter(1)			CETIP/ Over the counter(1)

Exposure at fair value	BM&F		Total	BM&F		Total
Future contracts	(18,250,007)	-	(18,250,007)	2,162,253	-	2,162,253
Forward contracts	38	381,650	381,688	-	44,131	44,131
Swap contracts	(62,113)	403,398	341,285	(230,467)	307,378	76,911
Swap contracts with daily
reset	36,856	-	36,856	919,101	-	919,101
Third curve swap contracts	-	63,831	63,831	-	-	-
Option contracts
Purchased option	5,609	37,224	42,833	-	39	39

Sale option	26,217	3,113	29,330	-	192	192
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$139,471 (2004 - R$382,343) in Unibanco and R$150,661 (2004 - R$461,415) in Unibanco Consolidated and comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Assets
Less than 3 months	462,985	45,860	356,892	40,850
Between 3 months and 1 year	286,912	280,657	255,107	260,790
Between 1 and 3 years	221,784	49,381	204,946	49,480
More than 3 years	31,573	6,070	65,293	6,070
Total	1,003,254	381,968	882,238	357,190

Liabilities
Less than 3 months	62,172	33,823	62,390	17,695
Between 3 months and 1 year	230,858	183,925	217,199	170,727
Between 1 and 3 years	249,359	73,032	219,711	71,591
More than 3 years	1,684	3,984	1,684	3,984
Total	544,073	294,764	500,984	263,997

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Assets
Forward contracts	50,704	19,594	62,438	18,771
Swap contracts	877,071	362,374	710,210	338,380
Third curve swap contracts	66,757	-	66,757	-
Option contracts – premiums paid	8,722	-	42,833	39
Total	1,003,254	381,968	882,238	357,190

Liabilities
Forward contracts	87,415	2,336	99,803	2,336
Swap contracts	424,402	292,428	368,925	261,469
Third curve swap contracts	2,926	-	2,926	-
Option contracts – premiums received	29,330	-	29,330	192
Total	544,073	294,764	500,984	263,997

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Unibanco

					2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(32,620,039)	14,021,830	(204,856)	58,098	(18,744,967)
Forward contracts	(227,386)	138,592	114,861	415,245	441,312
Swap contracts	348,267	90,679	(17,191)	30,914	452,669
Swap contracts with daily reset	58,718	(57,173)	-	-	1,545
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	-	8,722
Sale option	8,479	18,738	2,113	-	29,330

					Unibanco

					2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(354,951)	837,868	385,836	19,877	888,630
Forward contracts	(216,456)	(470,477)	62,140	669,747	44,954
Swap contracts	7,500	83,945	(23,585)	2,086	69,946
Swap contracts with daily reset	590,083	206,854	-	-	796,937

					Unibanco

					2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(32,396,951)	14,238,673	(149,827)	58,098	(18,250,007)
Forward contracts	(287,474)	139,056	114,861	415,245	381,688
Swap contracts	243,074	72,069	(4,381)	30,523	341,285
Swap contracts with daily reset	94,029	(57,173)	-	-	36,856
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	34,111	42,833
Sale option	8,479	18,738	2,113	-	29,330

					Unibanco

					2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(426,680)	1,792,493	776,563	19,877	2,162,253
Forward contracts	(217,279)	(470,477)	62,140	669,747	44,131
Swap contracts	19,594	77,276	(22,045)	2,086	76,911
Swap contracts with daily reset	590,083	284,032	44,986	-	919,101
Option contracts
Purchased option	39	-	-	-	39
Sale option	192	-	-	-	192

21. Statements of Cash Flows

		Unibanco

	2005	2004
Operating activities
Net income for the period	854,224	580,761
Provision for credit losses	320,108	242,661
Deferred taxes	91,724	(75,939)
Provision (reversal) of foreclosed assets	4,262	(4,024)
Gain (loss) on sale of foreclosed assets and fixed assets	405	8,494
Amortization of goodwill on subsidiaries acquired	24,885	57,034
Equity in results of subsidiary and associated companies	(495,469)	(468,701)
Exchange loss (gain) on foreign investments	181,252	(124,885)
Provision (reversal) for losses on other investments	(31)	-
Depreciation and amortization	109,475	106,761
Changes in assets and liabilities
Decrease (increase) in interbank investments	1,903,637	(3,524,299)
Decrease (increase) in marketable securities and derivative financial instruments	(1,784,200)	(1,374,053)
Decrease (increase) in Central Bank compulsory deposits	(219,186)	(26,702)
Net change in interbank and interdepartmental accounts	(866)	(64,797)
Decrease (increase) in lending operations	(2,251,833)	(267,027)
Net change in foreign exchange portfolio	(245,590)	(322,577)
Decrease (increase) in other credits and other assets	(42,019)	(210,250)
Increase (decrease) in other liabilities	(239,593)	867,189
Increase (decrease) in deferred income	(7,613)	12,640
Net cash used in operating activities	(1,796,428)	(4,587,714)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	161,435	545,867
Proceeds from sale of foreclosed assets	7,492	21,677
Purchase on capital increase in investments in subsidiary and associated companies	(199,033)	(52,831)
Goodwill on subsidiaries companies	(22,369)	23,095
Proceeds from sale on capital decrease in subsidiary and associated companies	235,959	289,095
Purchase of other investments	-	(12,027)
Proceeds from sale of other investments	118	5,528
Purchase of fixed assets	(25,935)	(47,855)
Proceeds from sale of fixed assets	2,687	12,337
Investment in deferred charges	(59,860)	(49,176)
Net cash provided by investing activities	100,494	735,710

Financing activities
Increase (decrease) in deposits	2,835,669	1,961,600
Increase (decrease) in securities sold under repurchase agreements	(1,178,317)	3,280,359
Increase (decrease) in resources from securities issued	15,036	(1,149,207)
Increase (decrease) in borrowings and onlendings	(79,652)	(34,108)
Net change in treasury stock	1,505	-
Dividends paid	(343,216)	(240,009)
Net cash provided by financing activities	1,251,025	3,818,635

Net increase (decrease) in cash and due from banks	(444,909)	(33,369)

Cash and due from banks at the beginning of the period	1,329,115	848,223
Cash and due from banks at the end of the period	884,206	814,854
Net increase (decrease) in cash and due from banks	(444,909)	(33,369)

		Unibanco

	2005	2004
Operating activities
Net income	854,224	580,761
Provision for credit losses	745,308	629,439
Technical provisions for insurance, annuity products and retirement plans	654,640	603,430
Deferred taxes	(39,169)	(78,504)
Provision of foreclosed assets	6,041	2,959
Gain (loss) on sale of foreclosed assets and fixed assets	(13,855)	(5,683)
Amortization of goodwill on subsidiaries acquired	51,556	62,834
Equity in results of subsidiary and associated companies	(14,887)	(4,979)
Exchange loss (gain) on foreign investments	149,407	(105,151)
Provision for losses on other investments	4,060	1,160
Depreciation and amortization	208,441	191,770
Minority interest	71,764	73,848
Changes in assets and liabilities
Decrease (increase) in interbank investments	1,641,857	(3,128,226)
Decrease (increase) in marketable securities and derivative financial instruments	(214,663)	(3,317,306)
Decrease (increase) in Central Bank compulsory deposits	(179,887)	(33,144)
Net change in interbank and interdepartmental accounts	13,101	(28,998)
Decrease (increase) in lending operations	(3,197,635)	(2,256,840)
Decrease (increase) in leasing operations	(74,936)	(62,338)
Net change in foreign exchange portfolio	(245,590)	(478,636)
Decrease (increase) in other credits and other assets	(435,169)	(495,571)
Increase (decrease) in other liabilities	315,186	2,395,350
Increase (decrease) in deferred income	(46,251)	16,195
Net cash (used in) provided by operating activities	253,543	(5,437,630)

Investing activities
Dividends and interest on capital received from associated companies	-	650
Proceeds from sale of foreclosed assets	41,861	71,846
Purchase on capital increase in investments in subsidiary and associated companies	(221,412)	(1,871)
Goodwill on acquisition of subsidiary companies	(49,619)	(233,169)
Proceeds from sale on capital decrease in subsidiary and associated companies	15,456	-
Purchase of other investments	(15,854)	(13,256)
Proceeds from sale of other investments	2,677	-
Purchase of fixed assets	(92,341)	(123,861)
Proceeds from sale of fixed assets	33,432	70,719
Deferred charges	(84,551)	(140,254)
Minority interest	(151,270)	(139,449)
Net cash used in investing activities	(521,621)	(508,645)

Financing activities
Increase (decrease) in deposits	1,325,345	3,971,748
Increase (decrease) in securities sold under repurchase agreements	(1,095,575)	2,969,774
Increase (decrease) in resources from securities issued	(96,019)	(1,108,227)
Increase (decrease) in borrowings and onlendings	(4,624)	308,665
Net change in treasury stock	1,505	-
Dividends paid	(343,216)	(240,009)
Net cash (used in) provided by financing activities	(212,584)	5,901,951

Net increase (decrease) in cash and due from banks	(480,662)	(44,324)

Cash and due from banks at the beginning of the period	1,561,264	1,083,301
Cash and due from banks at the end of the period	1,080,602	1,038,977
Net increase (decrease) in cash and due from banks	(480,662)	(44,324)

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman):

Combined balance sheet	2005	2004
Assets
Current and long-term assets	11,187,446	13,984,871
Cash and due from banks	252,622	248,443
Interbank investments	1,707,600	3,042,443
Marketable securities	6,449,641	7,271,965
Interbank accounts	167,611	253,938
Lending and leasing operations	2,343,602	2,896,050
Other credits and other assets	266,370	272,032
Permanent assets	353,271	366,182
Total	11,540,717	14,351,053

Liabilities
Current and long-term liabilities	9,914,477	12,444,192
Deposits	2,213,176	2,962,491
Securities sold under repurchase agreements	1,822,918	1,432,071
Resources from securities issued	1,183,336	1,359,779
Interbank accounts	29,757	35,141
Borrowings and onlending	1,149,636	1,832,032
Derivative financial instruments	117,978	6,370
Other liabilities	3,397,676	4,816,308
Deferred income	7,267	10,143
Minority interest	5	5
Stockholders’ equity	1,618,968	1,896,713
Total	11,540,717	14,351,053

Combined statement of income	2005	2004
Revenue from financial intermediation	345,924	490,553
Expenses on financial intermediation	(230,444)	(157,413)
Reversal of provision for credit losses	70,391	17,203
Services rendered	23,408	32,606
Salaries, benefits, training and social security and other administrative expenses	(31,612)	(50,487)
Financial transaction and other taxes	(4,135)	(2,166)
Other operating income (expenses)	31,004	(80,069)
Non-operating income, net	856	(371)
Net income for the period	205,392	249,856

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities, including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

Combined balance sheet	2005	2004
Assets
Current and long-term assets	8,291,777	6,680,168
Cash and due from banks	10,510	27,292
Marketable securities	6,579,608	5,646,135
Insurance credits and re-insurance	913,869	619,046
Other credits and other assets	787,790	387,695
Permanent assets	342,554	284,977
Total	8,634,331	6,965,145

Liabilities

Current and long-term liabilities	7,234,666	5,671,118
Borrowings and onlending	6,497	-
Technical provisions for insurance	1,360,673	972,451
Technical provisions for retirement plans	4,848,621	3,774,155
Insurance and re-insurance debts	424,201	284,420
Other liabilities	594,674	640,092
Deferred income	79,579	-
Minority interest	7,166	-
Stockholders’ equity	1,312,920	1,294,027
Total	8,634,331	6,965,145

Combined statement of income	2005	2004
Retained premiums	1,690,340	1,587,551
Provision for credit losses	526	(313)
Changes in technical reserves of insurance	(528,047)	(508,575)
Net claims incurred	(462,808)	(470,134)
Acquisition costs and other	(128,912)	(149,184)
Changes in technical reserves of private retirement plan	(356,003)	(255,563)
Other operating income	33,533	13,163
Other operating expenses	(125,795)	(105,299)
Salaries, benefits, training and social security	(71,960)	(54,434)
Administrative expenses	(64,423)	(75,075)
Financial transaction and other taxes	(49,650)	(27,171)
Financial income	461,801	387,667
Financial expenses	(291,738)	(242,427)
Services rendered	87,376	51,330
Non-operating income, net	11,580	9,619
Income tax and social contribution	(39,781)	(15,395)
Profit sharing	(11,827)	(8,000)
Minority interest	(785)	-
Extraordinary item	503	-
Net income for the period	153,930	137,760

(c) Credit card companies, including the jointly controlled companies, are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Administradora de Cartões de Crédito Ltda. (100%) and Hipercard Banco Múltiplo S.A. (100%):

Combined balance sheet	2005	2004
Assets
Current and long-term assets	4,991,601	5,245,862
Cash and due from banks	4,591	9,366
Interbank investments	6,686	41,510
Marketable securities	577,410	642,690
Interbank and interdepartmental accounts	3,504	13,835
Lending operations	2,294,689	2,537,375
Deferred tax and prepaid taxes	672,816	735,753
Other credits and other assets	1,431,905	1,265,333
Permanent assets	556,930	339,412
Total	5,548,531	5,585,274

Liabilities
Current and long-term liabilities	4,492,220	4,397,585
Deposits	1,358,624	686,557
Borrowings and onlending	145,295	174,465
Resources from securities issued	242,248	632,523
Interbank and interdepartmental accounts	102	452
Derivative financial instruments	116,795	16,523
Other liabilities	2,629,156	2,887,065
Deferred income	-	314
Minority interest	296,005	70,756
Stockholders’ equity	760,306	1,116,619
Total	5,548,531	5,585,274

Combined statement of income	2005	2004
Revenue from financial intermediation	568,624	707,553
Expenses on financial intermediation	(89,284)	(140,519)
Provision for credit losses	(130,821)	(179,411)
Services rendered	273,723	425,809
Salaries, benefits, training and social security and other administrative expenses	(244,202)	(316,825)
Acquisition costs and other	(99,813)	(152,376)
Financial transaction and other taxes	(117,029)	(114,883)
Other operating income (expenses)	(314,632)	(41,875)
Non-operating income, net	1,802	(2,418)
Income tax and social contribution	58,702	(61,039)
Profit sharing	(4,072)	(12,480)
Minority interest	(8,778)	-
Net income for the period	(105,780)	111,536
Provisions accounted (Note 12 (b(1))	171,671	-
Net income for the period	65,891	111,536

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Ttulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%) and Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%):

Combined balance sheet	2005	2004
Assets
Current and long-term assets	3,634,416	2,171,825
Cash and due from banks	3,286	8,056
Interbank investments	31,872	30,883
Marketable securities	523,014	64,856
Interbank and interdepartmental accounts	41,227	11,562
Lending operations	2,452,679	1,637,790
Other credits and other assets	582,338	418,678
Permanent assets	164,824	213,733
Total	3,799,240	2,385,558

Liabilities
Current and long-term liabilities	3,020,303	1,818,521
Deposits	2,217,811	1,213,135
Interbank and interdepartmental accounts	31,913	7,830
Borrowings	163	36,602
Derivative financial instruments	995	5,499
Other liabilities	769,421	555,455
Minority interest	-	684
Stockholders’ equity	778,937	566,353
Total	3,799,240	2,385,558

Combined statement of income	2005	2004
Revenue from financial intermediation	913,436	655,730
Expenses on financial intermediation	(163,829)	(85,142)
Provision for credit losses	(287,533)	(213,949)
Services rendered	168,689	126,608
Salaries, benefits, training and social security and other administrative expenses	(350,892)	(267,654)
Acquisition costs and other	(36,332)	(7,367)
Other operating income (expenses)	(38,678)	(33,120)
Financial transaction and other taxes	(73,224)	(42,662)
Non-operating income, net	487	11
Income tax and social contribution	(13,957)	(21,545)
Profit sharing	(6,478)	(8,810)
Minority interest	1,740	-
Net income for the period	113,429	102,100

23. Other Information

(a) Assets leased to third parties, in the amount of R$1,089,559 (2004 – R$882,242), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$578,071 (2004 – R$475,831) and the residual value received in advance from these lessees amounts to R$406,645 (2004 – R$381,801), classified as a reduction of leasing operations. Leases of third parties’ assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At June 30, 2005, the insurance coverage on properties and other assets in use totaled R$529,852 (2004 – R$507,538) in Unibanco and R$1,178,651 (2004 – R$1,006,154) in Unibanco Consolidated.

24. Subsequent Event

(a) Unibanco and Unibanco Holdings announced that they have agreed with Caixa Geral de Depósitos S.A to file registration statements in Brazil and in the United States for a global public offering of the equity interests in Unibanco and Unibanco Holdings held by Caixa Brasil SGPS, SA. Such registration requests were filed during July 2005 and are subject to analysis by applicable regulatory authorities.

(b) On July 29, 2005, Unibanco, acting through its Grand Cayman Branch, concluded the issuance of Perpetual Non- cumulative Junior Subordinated Securities in the total amount of US$ 500 million, that will accrue interest at a rate of 8.7% per annum, payable quarterly. The securities will be perpetual securities with no fixed maturity date or mandatory redemption date, and may be subject to redemption by Unibanco, in their entirety, upon Brazilian Central Bank approval, on July 29, 2010 or on any interest payment date occurring thereafter.

(c) The CVM (Exchange Securities Commission) through a formal comunication issued on August, 8 2005, approved an update of the date when the holders of preferred shares may convert into Units. The new date will be August 19, 2005. See Note 15 (f).

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 18, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer